SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

Commission File Number: 001-34989

iSoftStone Holdings Limited

Building 16, Dong Qu,

10 Xibeiwang Dong Lu, Haidian District

Beijing 100193, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

iSoftStone Holdings Limited

Form 6-K

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iSoftStone Holdings Limited

By:	/s/ Xiaosong Zhang
Name:	Xiaosong Zhang
Title:	Chief Financial Officer

Date: April 21, 2014

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Exhibit 99.1

ISOFTSTONE ENTERS INTO DEFINITIVE MERGER AGREEMENT FOR GOING PRIVATE TRANSACTION

BEIJING, China, April 18, 2014 — iSoftStone Holdings Limited (“iSoftStone” or the “Company”) (NYSE: ISS), a leading China-based IT services provider, today announced that it has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with New iSoftStone Holdings Limited (“Parent”) and New iSoftStone Acquisition Limited (“Merger Sub”), pursuant to which Parent will acquire iSoftStone (the “Transaction”) for US$0.57 per ordinary share of the Company (a “Share”) or US$5.70 per American depositary share, each representing ten Shares (an “ADS”). This amount represents a premium of 17.8% over the Company’s closing price of US$4.84 per ADS on June 5, 2013, the last trading day prior to June 6, 2013, the date that the Company announced that it had received a “going-private” proposal, and a premium of 26.4% to the volume-weighted average closing prices of the Company’s ADSs during the 30 trading days prior to June 6, 2013.

Immediately after the completion of the Transaction, Parent will be beneficially owned by Mr. Tianwen Liu, the Chairman and Chief Executive Officer of the Company (the “Chairman”), and the funds managed by China Everbright Investment Management Limited (“Everbright”) and certain other management members and shareholders of the Company and their respective affiliates (collectively, the “Buyer Group”). As of March 31, 2014, the Buyer Group beneficially own, in the aggregate, approximately 21.9% of the outstanding Shares (excluding outstanding options and restricted share units of the Company).

The Company’s board of directors (the “Board”), acting upon the unanimous recommendation of an independent committee of the Board (the “Independent Committee”), approved the Merger Agreement and the Transaction and resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement and the Transaction. The Independent Committee, which is composed solely of independent directors of the Company who are unaffiliated with Parent, Merger Sub or any member of the Buyer Group or management of the Company, exclusively negotiated the terms of the Merger Agreement with the Buyer Group with the assistance of its independent financial and legal advisors.

The Transaction is subject to various closing conditions, including a condition that the Merger Agreement be authorized and approved by an affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at a meeting of the Company’s shareholders convened to consider the authorization and approval of the Merger Agreement. The Buyer Group have agreed to vote all of the Shares beneficially owned by them in favor of the authorization and approval of the Merger Agreement and the Transaction. If completed, the Transaction will result in the Company becoming a privately-held company and its ADSs will no longer be listed on the New York Stock Exchange.

The Buyer Group intends to fund the Transaction through a combination of (i) the equity financings provided by the Chairman and Everbright pursuant to customary equity commitment letters, and (ii) the proceeds from a committed and underwritten loan facility contemplated by a debt commitment letter dated April 18, 2014 pursuant to which China Merchants Bank Co., Ltd., Hong Kong branch has agreed as the mandated lead arranger to arrange US$130 million in the aggregate of debt financing for the Transaction, subject to certain conditions.

The Company will prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) a Schedule 13E-3 transaction statement, which will include a proxy statement of the Company. The Schedule 13E-3 will include a description of the Merger Agreement and contain other important information about the Transaction, the Company and the other participants in the Transaction.

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Goldman Sachs (Asia) L.L.C. is serving as financial advisor to the Independent Committee. Kirkland & Ellis is serving as U.S. legal advisor to the Independent Committee and Hankun Law Offices and Maples and Calder are serving as PRC and Cayman Islands legal advisors to the Company, respectively. O’Melveny & Myers is the Company’s U.S. legal adviser.

Lazard is serving as financial advisor to the Buyer Group in respect of the Transaction. Cleary Gottlieb Steen & Hamilton LLP is serving as U.S. legal advisor to the Buyer Group and Zhong Lun Law Firm and Conyers Dill & Pearman are serving as PRC and Cayman Islands legal advisors to the Buyer Group, respectively. Clifford Chance is serving as Hong Kong and English law legal advisor to the mandated lead arranger of the debt financing and Fangda Partners and Walkers are serving as PRC and Cayman Islands legal advisors, respectively, to the mandated lead arranger of the debt financing.

Additional Information about the Transaction

The Company will furnish to the Securities and Exchange Commission (the “SEC”) a report on Form 6-K regarding the proposed transactions described in this announcement, which will include the Merger Agreement as an exhibit. All parties desiring details regarding the transactions contemplated by the Merger Agreement, including the Merger, are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the proposed Transaction, the Company will prepare and mail a proxy statement that will include a copy of the Merger Agreement to its shareholders. In addition, certain participants in the proposed Transaction will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement that will include the Company’s proxy statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED TRANSACTION AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the proposed Transaction and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, these documents can be obtained, without charge, by contacting the Company at the following address and or phone number:

iSoftStone Holdings Limited

Building 16, Dong Qu, 10 Xibeiwang Dong Lu,

Haidian District, Beijing 100193, China

Telephone +86 (0) 10 5874 9000

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from our shareholders with respect to the proposed Transaction. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the proposed Transaction when it is filed with the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of proxies, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other materials that may be filed or furnished with the SEC should the proposed Transaction proceed.

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About iSoftStone Holdings Limited

Founded in 2001, iSoftStone is a leading China-based IT services provider serving both greater China and global clients. iSoftStone provides an integrated suite of IT services and solutions, including consulting & solutions, IT services, and business process outsourcing services. The company focuses on industry verticals that include technology, communications, banking, financial services, insurance, energy, transportation, and public sectors. iSoftStone’s American depositary shares began trading on the New York Stock Exchange on December 14, 2010. For more information, please visit www.isoftstone.com.

About Everbright

Everbright is the private equity arm of China Everbright Limited, which is incorporated in Hong Kong and listed on the Main Board of the Hong Kong Stock Exchange (stock code: 00165). Leveraging the reputation of China Everbright Limited and its extensive network and expertise, Everbright focuses on sectors with high growth potential in China.

Cautionary Statement Concerning Forward Looking Statements

This news release may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to how iSoftStone’s shareholders will vote at the meeting of shareholders, the possibility that competing offers will be made, the possibility that various closing conditions to the Transaction may not be satisfied or waived and other risks discussed in iSoftStone’s filings with the U.S. Securities and Exchange Commission. iSoftStone does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

iSoftStone Media Contact

Mr. Walter Fang

fhfang@isoftstone.com

Beijing +86 10 5874 9555

iSoftStone Investor Contacts

Mr. Jonathan Zhang

Chief Financial Officer

ir@isoftstone.com

Christensen

Mr. Tom Myers

tmyers@christensenir.com

www.isoftstone.com

Source: iSoftStone Holdings Limited

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Exhibit 99.2

AGREEMENT AND PLAN OF MERGER

by and among

NEW ISOFTSTONE HOLDINGS LIMITED,

NEW ISOFTSTONE ACQUISITION LIMITED,

and

ISOFTSTONE HOLDINGS LIMITED

Dated as of April 18, 2014

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i

ii

Exhibit A	Plan of Merger

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of April 18, 2014 by and among New iSoftStone Holdings Limited, a BVI business company with limited liability incorporated under the laws of the British Virgin Islands (“Parent”), New iSoftStone Acquisition Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), and iSoftStone Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”).

W I T N E S S E T H:

WHEREAS, it is proposed that Merger Sub will merge with and into the Company in accordance with the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the “Cayman Companies Law”) and the terms and conditions of this Agreement (the “Merger”);

WHEREAS, the Company Board (as defined below) has established a special committee of the Company Board consisting of independent directors (the “Special Committee”) to, among other things, review, evaluate, negotiate, recommend or not recommend any offer by Parent and Merger Sub to acquire securities of the Company;

WHEREAS, the Special Committee has unanimously recommended that the Company Board approve this Agreement and the Plan of Merger related to this Agreement in substantially the form attached hereto as Exhibit A (the “Plan of Merger”) and the Merger and the other transactions contemplated hereby;

WHEREAS, the Company Board (acting upon the unanimous recommendation of the Special Committee) has (i) approved this Agreement and the Plan of Merger and approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the transactions contemplated hereby in accordance with the Cayman Companies Law upon the terms and subject to the conditions contained herein, (ii) determined that the transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and the Company Shareholders (other than holders of Rollover Shares) and (iii) resolved to recommend that the Company Shareholders authorize and approve this Agreement, the Plan of Merger and the Merger in accordance with the Cayman Companies Law;

WHEREAS, the board of directors of Parent, the board of directors of Merger Sub and Parent, in its capacity as sole shareholder of Merger Sub, have authorized and approved this Agreement, the Plan of Merger and the Merger and approved the execution and delivery by Parent and Merger Sub, respectively, of this Agreement, the performance by Parent and Merger Sub, respectively, of their respective covenants and agreements contained herein and the consummation of the transactions contemplated hereby in accordance with the Cayman Companies Law upon the terms and subject to the conditions contained herein;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Mr. Tianwen Liu, Accurate Global Limited, Advanced Orient Limited, CSOF Technology Investments Limited and SeaBright China Special Opportunities Fund II, LP (each, a “Guarantor”) have entered into a limited guarantee, dated as of the date hereof (as may be amended, supplemented or otherwise modified from time to time, the “Limited Guarantee”), in favor of the Company with respect to certain obligations and liabilities of Parent and Merger Sub under this Agreement;

WHEREAS, as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, certain holders of Company Shares (the “Rollover Shareholders”) have entered into a support agreement, dated as of the date hereof, with New Tekventure Limited (“Holdco”), a business company with limited liability incorporated under the laws of the British Virgin Islands that wholly owns Parent (as may be amended, supplemented or otherwise modified from time to time, the “Support Agreement”), pursuant to which and subject to the terms and conditions set forth therein, the Company Shares (including the Company Shares issuable under Company Options and Company RSUs, the Company Restricted Shares and the Company Shares represented by ADSs) beneficially owned by each Rollover Shareholder (such Company Shares, including the Company Shares issuable under Company Options and Company RSUs, the Company Restricted Shares and the Company Shares represented by ADSs, collectively, the “Rollover Shares”) will be cancelled in exchange for the right to subscribe for the securities issued by Holdco immediately prior to the Effective Time; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and the transactions contemplated hereby to prescribe certain conditions with respect to the consummation of the transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

DEFINITIONS & INTERPRETATIONS

Section 1.1 Certain Definitions. For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:

“Acceptable Confidentiality Agreement” shall mean an executed confidentiality agreement between the Company and a Person who has made an Acquisition Proposal satisfying the requirements of Section 5.2(b) which contains terms (including standstill obligations) at least as restrictive with respect to such Person as those contained in the Confidentiality Agreement with respect to Parent.

“Acquisition Proposal” shall mean any offer or proposal by any Person (other than an offer or proposal by Parent or Merger Sub) to engage in an Acquisition Transaction.

“Acquisition Transaction” shall mean any transaction (other than the transactions contemplated by this Agreement) involving: (i) the purchase or other acquisition by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of more than twenty percent (20%) of the Company Shares (including Company Shares represented by ADSs) outstanding as of the consummation of such purchase or other acquisition, or any tender offer or exchange offer by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) that, if consummated in accordance with its terms, would result in such Person or “group” beneficially owning more than twenty percent (20%) of the Company Shares (including Company Shares represented by ADSs) outstanding as of the consummation of such tender or exchange offer; (ii) a sale, transfer, acquisition or disposition of more than twenty percent (20%) of the consolidated assets of the Company and its Subsidiaries taken as a whole (measured by the fair market value thereof); (iii) any solicitation in opposition to approval of this Agreement and the Merger by the Company Shareholders; or (iv) any other transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or delay any of the transactions contemplated hereby.

“ADSs” shall mean the Company’s American depositary shares, each of which represents ten (10) Company Shares.

“Affiliate” shall mean, with respect to any Person, (i) any other Person which directly or indirectly controls, is controlled by or is under common control with such Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise and (ii) with respect to any natural person, any member of the immediate family of such natural person.

“Applicable Anti-bribery Law” shall mean any anti-bribery or anti-corruption law applicable to the Company or any of its Subsidiaries, including, but not limited to, such laws as the United States Foreign Corrupt Practices Act of 1977, as amended and the rules and regulations promulgated thereunder (the “FCPA”), the PRC Law on Anti-Unfair Competition adopted on September 2, 1993, and the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996.

“Available Company Cash” shall mean cash of the Company in U.S. dollars in a US dollar denominated bank account of the Company opened at a bank outside of the PRC, net of issued but uncleared checks and drafts, available free of any Liens at the Effective Time for use by Parent and Merger Sub as a source of funds to pay the Per Share Merger Consideration for all Company Shares other than the Rollover Shares and for Parent and Merger Sub to pay the fees and expenses payable by them in connection with the transactions contemplated hereby.

“beneficial ownership” or “beneficially own” shall have the meaning provided in Section 13(d) of the Exchange Act and the rules and regulations thereunder

“Business Day” shall mean any day, other than a: (i) day which is a Saturday or Sunday; (ii) day which is a legal holiday under the Laws of the State of New York, the Cayman Islands, Hong Kong, London or the PRC; or (iii) day on which banking institutions located in the State of New York, the Cayman Islands, Hong Kong, London or the PRC are authorized or required by Law or Order to close.

“Buyer Group Contracts” shall mean the Financing Commitments and the Limited Guarantee.

“Company Balance Sheet” shall mean the unaudited consolidated balance sheet of the Company and its Subsidiaries as of September 30, 2013, included in the Company SEC Reports filed prior to the date hereof.

“Company Balance Sheet Date” shall mean September 30, 2013.

“Company Board” shall mean the Board of Directors of the Company.

“Company Material Adverse Effect” shall mean any change, effect, event, circumstance, condition or development (each a “Change”, and collectively, “Changes”), individually or in the aggregate, that has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided that no Change directly or indirectly resulting from, relating to or arising out of any of the following shall be deemed to be or constitute a “Company Material Adverse Effect,” or be taken into account when determining whether a “Company Material Adverse Effect” has occurred or would reasonably be expected to occur:

(i) changes in general economic conditions in the United States, the PRC or any other country or region in the world in which the Company or any of its Subsidiaries operates or conducts business;

(ii) changes in general conditions in the securities markets, capital markets, credit markets or currency markets in the United States, the PRC or any other country or region in the world in which the Company or any of its Subsidiaries operates or conducts business, including changes in interest rates and changes in exchange rates for the currencies of the relevant countries;

(iii) changes in general conditions in the industries in which the Company and its Subsidiaries conduct business;

(iv) changes in general political conditions in the United States, the PRC or any other country or region in the world in which the Company or any of its Subsidiaries operates or conducts business or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States, the PRC or any other country or region in the world in which the Company or any of its Subsidiaries operates or conducts business;

(v) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters in the United States, the PRC or any other country or region in the world in which the Company or any of its Subsidiaries operates or conducts business;

(vi) changes in Law (or the interpretation or enforcement thereof) or changes in GAAP or other accounting standards (or, in each case, the interpretation thereof) applicable to or used by the Company or any of its Subsidiaries;

(vii) the announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby;

(viii) any action taken by the Company or any of its Subsidiaries required by this Agreement or at the request of Parent;

(ix) changes in the Company’s stock price or the trading volume of the Company’s stock, or any failure by the Company to meet any public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, or any failure by the Company to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that any underlying facts or occurrences giving rise to or contributing to such change may be taken into account in determining whether there has been a Company Material Adverse Effect); and

(x) any matters set forth in the Company Disclosure Letter or otherwise known by Parent, Merger Sub, all the Rollover Shareholders and the Sponsor (or through their respective Affiliates) prior to the date of this Agreement;

except to the extent such Changes directly or indirectly resulting from, arising out of, attributable to or related to the matters described in clauses (i) through (vi) above materially and disproportionately affect the Company and its Subsidiaries, taken as a whole, as compared to other companies that conduct business in the countries and regions in the world and in the industries in which the Company and its Subsidiaries operate or conduct business (in which case, such Changes may be taken into account when determining whether a “Company Material Adverse Effect” has occurred, but only to the extent of such disproportionate effects (if any)).

“Company Option” shall mean each outstanding option award issued by the Company pursuant to the Company Share Plans.

“Company Related Party” shall mean the Company and its Subsidiaries and any of their respective former, current and future officers, employees, directors, partners, shareholders, management members or Affiliates (excluding any Parent Related Party).

“Company Restricted Share” shall mean each restricted Company Share issued by the Company pursuant to the Company Share Plans.

“Company RSU” shall mean each outstanding restricted share unit award issued by the Company pursuant to the Company Share Plans.

“Company Share” shall mean an ordinary share, par value $0.0001 per share, in the share capital of the Company.

“Company Share Awards” shall mean Company Options, Company Restricted Shares and Company RSUs.

“Company Share Plans” shall mean the Company’s 2008 Share Incentive Plan, 2009 Share Incentive Plan and 2010 Performance Incentive Plan, each as amended and supplemented as of the date hereof.

“Company Shareholders” shall mean holders of Company Shares (including Company Shares represented by ADSs) in their capacities as such.

“Company Termination Fee” shall mean an amount equal to $5,000,000.

“Confidentiality Agreement” shall mean the confidentiality agreement between China Everbright Investment Management Limited and the Company, made as of July 29, 2013.

“Contract” shall mean any oral or written contract, subcontract, agreement, commitment, note, bond, mortgage, indenture, lease, license, permit, concession, franchise, right or other instrument.

“Deposit Agreement” shall mean the deposit agreement dated December 13, 2010 between the Company and the Depositary, as amended.

“Depositary” shall mean JPMorgan Chase Bank, N.A.

“Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“Excluded Shares” shall mean (i) Company Shares (including Company Shares represented by ADSs) owned by Holdco, Parent, Merger Sub or the Company (as treasury shares, if any), or by any direct or indirect wholly-owned Subsidiary of Holdco, Parent, Merger Sub or the Company, in each case immediately prior to the Effective Time, (ii) Company Shares (including Company Shares represented by ADSs) reserved (but not yet allocated) by the Company for settlement upon exercise of any Company Share Awards, (iii) Rollover Shares and/or (iv) Dissenting Shares.

“Financing and Enforcement Expenses” shall mean the indemnification and reimbursement obligations of Parent under Sections 6.3(f) and 9.3(e).

“GAAP” shall mean generally accepted accounting principles, as applied in the United States.

“Governmental Authority” shall mean any government, any governmental, regulatory, self-regulatory or administrative entity or body (including a securities exchange), department, commission, board, agency or instrumentality, and any court, tribunal or judicial or arbitral body of competent jurisdiction.

“Insolvent” shall mean, with respect to any Person (i) the present fair saleable value of such Person’s assets is less than the amount required to pay such Person’s total indebtedness, (ii) such Person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (iii) such Person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature or (iv) such Person has unreasonably small capital with which to conduct the business as now conducted and is proposed to be conducted.

“Intellectual Property” means all intellectual property and other similar proprietary rights in any jurisdiction, whether registered or unregistered, including without limitation all such rights in and to: (i) patents, and any and all divisions, continuations, continuations-in-part, and any renewals, extensions or reissues thereof, (ii) trademarks, service marks, trade dress, trade names, logos, trademark registrations and applications, and Internet domain names, together with the goodwill associated with the foregoing, (iii) copyrightable works, copyrights, mask works and copyright registrations and applications, (iv) trade secrets (including those trade secrets defined in the Uniform Trade Secrets Act) and other confidential information protected by applicable Laws, including inventions, discoveries, ideas (whether patentable or unpatentable and whether or not reduced to practice), improvements, know-how, research and development information, manufacturing methods and processes, specifications, software, data, databases, and customer lists (“Trade Secrets”), and (v) computer software (including data, source code, object code, applications programming interfaces, computerized databases and other software-related specifications and documentation); in each case of (i) to (v) including any registrations of, applications to register, and renewals and extensions of, any of the foregoing with or by any Governmental Authority.

“Intervening Event” shall mean a material event, occurrence or development that occurs or arises after the date of this Agreement and affects the business, assets or operations of the Company and its Subsidiaries taken as a whole that was not known or reasonably foreseeable to either the Company Board or the Special Committee on the date of this Agreement, which event, occurrence or development becomes known to the Company Board or the Special Committee before receipt of the Shareholder Approval; provided that in no event shall (i) any action taken by any Party pursuant to or in compliance with the terms of this Agreement or the consequences of any such action, constitute an Intervening Event and (ii) the receipt, existence of or terms of an Acquisition Proposal or a Superior Proposal or any inquiry relating thereto or the consequences thereof constitute an Intervening Event.

“Knowledge” of the Company, with respect to any matter in question, shall mean the actual knowledge of any of the individuals set forth in Section 1.1 of the Company Disclosure Letter or the constructive knowledge as could have been obtained after due inquiry by any such individuals of the individuals who report directly to such individuals.

“Law” shall mean any and all applicable law, statute, constitution, principle of common law, ordinance, code, rule, regulation, directive, treaty provision, judgment, ruling, governmental guidelines, interpretations or other legal requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Legal Proceeding” shall mean any lawsuit, litigation, claim, action, demand letter, hearing, investigation or other similarly legal proceeding brought by or pending before any Governmental Authority.

“Lien” shall mean any lien (including environmental and Tax liens), pledge, hypothecation, charge, mortgage, security interest, encumbrance, community property interest, violation, lease, license, servient easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“NYSE” shall mean the New York Stock Exchange, Inc.

“Order” shall mean any order, judgment, decision, decree, injunction, award, decision, determination, stipulation, ruling, subpoena, writ, verdict or assessment of any Governmental Authority (whether temporary, preliminary or permanent) that is binding on any Person or its property under applicable Law.

“Parent Material Adverse Effect” shall mean any circumstance, condition, event, change, effect or development that prevents or materially impairs, individually or in the aggregate, the ability of Parent and Merger Sub to consummate the transactions contemplated by this Agreement, including the Merger.

“Parent Related Party” shall mean Parent, Merger Sub, the equity providers and lenders that are parties to the Financing Commitments, or any of their respective former, current and future general or limited partners, shareholders, financing sources, managers, members, agents, directors, officers, employees or Affiliates (excluding any Company Related Party).

“Parent Termination Fee” shall mean an amount equal to $10,000,000.

“Permitted Liens” shall mean any of the following: (i) Liens for Taxes or other governmental charges or levies either not yet delinquent or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established on the consolidated financial statements of the Company and its Subsidiaries in accordance with GAAP as filed in the Company SEC Reports prior to the date of this Agreement to the extent required; (ii) mechanics’, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other similar Liens arising or incurred in the ordinary course of business that are not material to the business, operations and financial condition or the property of the Company so encumbered and that are not resulting from a material breach, default or violation by the Company of any Contract or Law; (iii) Liens imposed by applicable Law (other than Tax Law) which are not currently violated in any material respect by the current use or occupancy of any real property or the operation of the business thereon; (iv) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business consistent with past practice; (v) easements, covenants and rights of way and other similar restrictions of record, and zoning, building and other similar codes or restrictions by any Governmental Authority of competent jurisdiction (to the extent that such codes or restrictions have not been violated in any material respect), in each case that do not adversely affect in any material respect the use of the applicable Owned Real Property or Leased Real Property; (vi) Liens securing indebtedness or liabilities the existence of which are disclosed in the notes to the consolidated financial statements of the Company included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012; (vii) Liens arising in connection with the VIE Agreement; (viii) agreements with respect to non-exclusive rights (including licenses, sublicenses, covenants not to sue, releases or immunities) in, under or to Intellectual Property in the ordinary course of business consistent with past practice; and (ix) Liens described in Section 1.1 of the Company Disclosure Letter.

“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity, Governmental Authority or group (as such term is defined in Section 13(d) of the Exchange Act).

“PRC” shall mean the People’s Republic of China excluding, for the purposes of this Agreement only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“Representatives” shall mean, with respect to any Person, such Person’s Affiliates and such Person’s and its Affiliates’ respective directors, officers or other employees, accountants, consultants or investment bankers, attorneys or other authorized advisors, agents, financing sources (with respect to Parent and Merger Sub) or other representatives.

“Required Available Cash Amount” shall mean $15 million.

“RMB” shall mean renminbi, the legal currency of the PRC.

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

“SEC” shall mean the United States Securities and Exchange Commission or any successor thereto.

“Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

“Subsidiary” of any Person shall mean (i) a corporation more than fifty percent (50%) of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one of more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries thereof, (ii) a partnership of which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership, (iii) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such company, (iv) any other Person (other than a corporation, partnership or limited liability company) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof, or (v) any Person such Person controls through VIE Agreements.

“Superior Proposal” shall mean any bona fide written Acquisition Proposal for an Acquisition Transaction (with all percentages included in the definition of Acquisition Transaction increased to fifty percent (50%)) on terms that the Company Board (acting through the Special Committee, if in existence) shall have determined in good faith (after consultation with its financial advisor and outside legal counsel) would be (i) more favorable (taking into account any revisions to this Agreement made or proposed in writing by Parent pursuant to Section 5.3(c) or otherwise prior to the time of determination), including from a financial point of view, to the Company and to the Company Shareholders (other than the Rollover Shareholders) than the Merger, and (ii) reasonably likely to be consummated in accordance with its terms, taking into consideration, among other things, legal, financial, regulatory, shareholder litigation, identity of the Person making the Acquisition Proposal, breakup or termination fee and expense reimbursement provisions; provided, however, that any such Acquisition Proposal shall not be deemed to be a “Superior Proposal” if (A) the Acquisition Proposal is subject to the conduct of any due diligence review or investigation of the Company or any of its Subsidiaries or (B) the consummation of the Acquisition Proposal is conditional upon the obtaining and/or funding of financing.

“Tax” shall mean any and all PRC and non-PRC taxes, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise, stamp and property taxes, customs and other similar duties, and other obligations of the same or similar nature, together with all interest, penalties and additions imposed with respect to such amounts.

“Tax Law” shall mean any Law relating to Taxes.

“VIE Agreements” shall mean any Contract which (i) provides the Company with effective control over any of its Subsidiaries in respect of which it does not, directly or indirectly, own a majority of the equity interests (each, an “Operating Subsidiary”), (ii) provides the Company or any of its Subsidiaries the right or option to purchase the equity interests in any such Subsidiary, or (iii) transfers economic benefits from any such Subsidiary to any other Subsidiary of the Company.

Section 1.2 Additional Definitions. The following capitalized terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
Action	10.9
Agreement	Preamble
Alternative Acquisition Agreement	5.3(b)
Alternative Financing	6.2(c)
Alternative Financing Documents	6.2(c)
Available Company Cash Financing	6.2(b)
Certificates	2.8(c)
Change	1.1
Changes	1.1
Closing	2.2
Closing Date	2.2
Company	Preamble
Company Benefit Plans	3.14(a)
Company Board Recommendation	5.3(a)
Company Board Recommendation Change	5.3(b)
Company Disclosure Letter	Article III
Company SEC Reports	3.9
Company Securities	3.7(c)
Company Shareholders Meeting	7.3(d)
Consent	3.6
D&O Insurance	6.1(c)
Debt Commitment Letter	4.10(a)
Debt Financing	4.10(a)
Dispute	10.9
Dissenting Shareholder	2.7(c)
Dissenting Shares	2.7(c)

Term	Section Reference
Effective Time	2.3
Equity Commitment Letters	4.10(a)
Equity Financing	4.10(a)
Exchange Fund	2.8(b)
Facility Agreement	4.10(a)
FCPA	1.1
Fee Letter	4.10(a)
Financing	4.10(a)
Financing Commitments	4.10(a)
HKIAC	10.9
HKIAC Rules	10.9
Holdco	Recitals
Indemnified Persons	6.1(a)
Leased Real Property	3.15(b)
Limited Guarantee	Recitals
Material Contracts	3.12(a)
Maximum Annual Premium	6.1(c)
Measurement Date	3.7(a)
Merger	Recitals
Merger Sub	Preamble
Negotiation Period	5.3(c)
Operating Subsidiary	1.1
Outside Date	9.1(b)
Parent	Preamble
Paying Agent	2.8(a)
Per ADS Merger Consideration	2.7(a)(ii)
Per Share Merger Consideration	2.7(a)(ii)
Permits	3.15
Plan of Merger	Recitals
Proxy Statement	7.3(a)
Real Property Leases	3.15(b)
Recommendation Change Notice	5.3(c)
Registrar of Companies	2.3
Rollover Shareholders	Recitals
Rollover Shares	Recitals
Shareholder Approval	3.4
Schedule 13E-3	3.6
Special Committee	Recitals
Sponsor	4.10(a)
Subsidiary Securities	3.8(c)
Support Agreement	Recitals
Surviving Corporation	2.1
Takeover Statute	3.23
Tax Returns	3.16(b)
Trade Secrets	1.1
Uncertificated Shares	2.8(c)

Section 1.3 Certain Interpretations.

(a) Unless otherwise indicated, all references herein to Articles, Sections, Annexes, Exhibits or Schedules, shall be deemed to refer to Articles, Sections, Annexes, Exhibits or Schedules of or to this Agreement, as applicable.

(b) Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.”

(c) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(d) Unless otherwise indicated, all references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires.

(e) Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.

(f) Any dollar or percentage thresholds set forth herein shall not be used as a benchmark for the determination of what is or is not “material” or a “Company Material Adverse Effect” under this Agreement.

(g) References to “$” refer to U.S. dollars.

(h) When used herein, the word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such word or phrase shall not simply mean “if.”

(i) The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

ARTICLE II

THE MERGER

Section 2.1 The Merger. Upon the terms and subject to the satisfaction or, if permissible, waiver of the conditions set forth in this Agreement and the applicable provisions of the Cayman Companies Law, at the Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall thereupon cease and the Company shall continue as the surviving corporation of the Merger. The Company, as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Corporation.”

Section 2.2 The Closing. Unless this Agreement shall have been terminated in accordance with Article IX, the closing of the Merger (the “Closing”) will occur at the offices of Kirkland & Ellis, 26th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong, on a date and at a time to be agreed upon by Parent, Merger Sub and the Company, which date shall be no later than the fifth (5th) Business Day after the satisfaction or waiver of the last to be satisfied of the conditions set forth in Article VIII (excluding conditions that by their terms are to be satisfied on the Closing Date, but subject to the satisfaction or waiver of such conditions at the Closing), or at such other location, date and time as Parent, Merger Sub and the Company shall mutually agree upon in writing. The date upon which the Closing shall actually occur pursuant hereto is referred to herein as the “Closing Date.”

Section 2.3 The Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Parent, Merger Sub and the Company shall cause the Merger to be consummated under the Cayman Companies Law by executing and filing the Plan of Merger with the Registrar of Companies of the Cayman Islands (the “Registrar of Companies”), together with the requisite filing fees and such other appropriate documents, in such forms as are required by, and executed in accordance with, the applicable provisions of the Cayman Companies Law. The Plan of Merger shall specify that the effective date of the Merger shall be the date of such filing or such date thereafter within 90 days of the date of registration of the Plan of Merger by the Registrar of Companies as the parties shall agree (the date of such filing of the Plan of Merger and acceptance and registration by the Registrar of Companies, or such later date as may be agreed in writing by Parent, Merger Sub and the Company and specified in the Plan of Merger, being referred to herein as the “Effective Time”).

Section 2.4 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the Cayman Companies Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 2.5 Memorandum and Articles of Association.

(a) Memorandum of Association. At the Effective Time, subject to the provisions of Section 6.1(a), the memorandum of association of Merger Sub, as in effect immediately prior to the Effective Time, shall become the memorandum of association of the Surviving Corporation (save and except that references therein to the name and the authorized capital of the Merger Sub shall be amended to describe correctly the name and authorized capital of the Surviving Corporation, as provided in the Plan of Merger) until thereafter amended in accordance with the applicable provisions of the Cayman Companies Law and such memorandum of association.

(b) Articles of Association. At the Effective Time, subject to the provisions of Section 6.1(a), the articles of association of Merger Sub, as in effect immediately prior to the Effective Time, shall become the articles of association of the Surviving Corporation (save and except that references therein to the name and the authorized capital of the Merger Sub shall be amended to describe correctly the name and authorized capital of the Surviving Corporation, as provided in the Plan of Merger) until thereafter amended in accordance with the applicable provisions of the Cayman Companies Law and such articles of association.

Section 2.6 Directors and Officers.

(a) Directors. At the Effective Time, the initial directors of the Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time, each to hold office until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the memorandum of association and articles of association of the Surviving Corporation.

(b) Officers. At the Effective Time, the initial officers of the Surviving Corporation shall be the officers of the Company immediately prior to the Effective Time, each to hold office until their respective successors are duly appointed or until their earlier death, resignation or removal in accordance with the memorandum of association and articles of association of the Surviving Corporation.

Section 2.7 Effect on Share Capital of the Company.

(a) Share Capital. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities, the following shall occur:

(i) Share Capital of Merger Sub. Each ordinary share, par value $1.00 per share, in the share capital of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable ordinary share of the Surviving Corporation. Each certificate evidencing ownership of such ordinary shares of Merger Sub shall thereafter evidence ownership of ordinary shares of the Surviving Corporation.

(ii) Company Shares and ADSs. Each Company Share (including Company Shares represented by ADSs) that is issued and outstanding immediately prior to the Effective Time (other than Excluded Shares) shall be canceled and cease to exist, subject to Section 2.7(b), in exchange for the right to receive $0.57 in cash without interest (the “Per Share Merger Consideration”) payable in the manner provided in Section 2.8 (or in the case of a lost, stolen or destroyed Certificate, upon delivery of an affidavit in the manner provided in Section 2.11) and the register of members of the Surviving Corporation shall be amended accordingly. For the avoidance of doubt, because each ADS represents ten (10) Company Shares, each ADS (other than ADSs representing Excluded Shares) that is issued and outstanding immediately prior to the Effective Time shall represent the right to receive $5.70 in cash without interest (the “Per ADS Merger Consideration”) subject to the terms and conditions set forth in this Agreement and in the Deposit Agreement.

(iii) Each Excluded Share (including Excluded Shares represented by ADSs) that is issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares) shall be cancelled and cease to exist without any conversion thereof or consideration paid therefor and the register of members of the Surviving Corporation shall be amended accordingly.

(iv) Each Dissenting Share that is issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist, in consideration for the right to receive the fair value of such Dissenting Share as provided in Section 2.7(c), and the register of members of the Surviving Corporation shall be amended accordingly.

(b) Certain Adjustments. The Per Share Merger Consideration and/or the Per ADS Merger Consideration, as applicable, shall be adjusted appropriately to reflect the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Company Shares), reclassification, combination, exchange of shares, change or readjustment in the ratio of Company Shares represented by each ADS or other like change with respect to Company Shares occurring, or with a record date, on or after the date hereof and prior to the Effective Time, and such adjustment to the Per Share Merger Consideration and/or the Per ADS Merger Consideration, as applicable, shall provide to the holders of Company Shares (including Company Shares represented by ADSs) the same economic effect as contemplated by this Agreement prior to such action.

(c) Statutory Dissenters Rights. Notwithstanding anything in this Agreement to the contrary, any Company Shares that are issued and outstanding immediately prior to the Effective Time and are held by a Company Shareholder (each, a “Dissenting Shareholder”) who has validly exercised and not lost its rights to dissent from the merger pursuant to Section 238 of the Cayman Companies Law (collectively, the “Dissenting Shares”) shall not be converted into or exchangeable for or represent the right to receive the Per Share Merger Consideration (except as provided in this Section 2.7(c)), and shall entitle such Dissenting Shareholder only to payment of the fair value of such Dissenting Shares as determined in accordance with Section 238 of the Cayman Companies Law. The Company shall promptly give Parent (i) copies of notices of objection, notices of dissent, any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to the Cayman Companies Law that are received by the Company relating to Dissenting Shareholders’ rights to dissent and (ii) the opportunity to direct or approve all offers, negotiations and proceedings with respect to demand for appraisal under the Cayman Companies Law. If any Dissenting Shareholder shall have effectively withdrawn (in accordance with the Cayman Companies Law) or lost the right to dissent, upon the occurrence of such event, the Dissenting Shares held by such Dissenting Shareholder shall cease to be Excluded Shares, and shall be cancelled in exchange for the right to receive the Per Share Merger Consideration at the Effective Time pursuant to Section 2.7(a)(ii).

(d) Company Share Plans and Outstanding Company Share Awards.

(i) Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, each Company Option issued pursuant to the Company Share Plans, whether vested or unvested, that remains outstanding as of immediately prior to the Effective Time, unless otherwise determined by Parent, shall be rolled over into an option to purchase a number of ordinary shares of Holdco equal to the number of Company Shares subject to such Company Option, to be held under and pursuant to an equity incentive plan of Holdco and relevant rollover award agreement, on substantially the same terms and subject to the same vesting conditions as the original Company Option, provided that the number of options granted in substitution for such Company Option and the number of ordinary shares of Holdco to be issued and the exercise price under the substituted option may be further adjusted by Parent in accordance with Holdco’s capital structure at Closing to provide substantially the same economic terms to the holder of such Company Option.

(ii) Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, each Company Restricted Share issued pursuant to the Company Share Plans, whether vested or unvested, that remains outstanding as of immediately prior to the Effective Time, unless otherwise determined by Parent, shall be rolled over into a right to purchase a number of ordinary shares of Holdco equal to the number of Company Shares subject to such Company Restricted Share, to be held under and pursuant to an equity incentive plan of Holdco and relevant rollover award agreement, on substantially the same terms and subject to the same vesting conditions as the original Company Restricted Share, provided that the number of restricted shares granted in substitution for such Company Restricted Share may be further adjusted by Parent in accordance with Holdco’s capital structure at Closing to provide substantially the same economic terms to the holder of such Company Restricted Share.

(iii) Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, each Company RSU issued pursuant to the Company Share Plans, whether vested or unvested, that remains outstanding as of immediately prior to the Effective Time, unless otherwise determined by Parent, shall be converted into a restricted share unit that provides for the issuance of one Holdco share (rounded up to the nearest whole Holdco share), to be held under and pursuant to an equity incentive plan of Holdco and relevant rollover award agreement, on substantially the same terms and subject to the same vesting conditions as the original Company RSU, provided that the number of restricted share units granted in substitution for such Company RSU may be further adjusted by Parent in accordance with Holdco’s capital structure at Closing to provide substantially the same economic terms to the holder of such Company RSU.

(iv) At or prior to the Effective Time, Parent shall cause Holdco to take all actions which are reasonably necessary to effectuate the provisions of this Section 2.7(d).

Section 2.8 Exchange of Certificates.

(a) Paying Agent. Prior to the Closing, Parent shall select a bank or trust company reasonably acceptable to the Company to act as the paying agent (the “Paying Agent”) hereunder for the purpose of effecting payment of the aggregate Per Share Merger Consideration and the Per ADS Merger Consideration, upon the cancellation of the Company Shares (including the Company Shares represented by ADSs) and, in connection therewith, shall enter into an agreement with the Paying Agent in a form reasonably acceptable to the Company.

(b) Exchange Fund. At or prior to the Effective Time, Parent shall deposit (or cause to be deposited) with the Paying Agent, for payment to the holders of Company Shares (including Company Shares represented by ADSs) pursuant to Section 2.7(a)(ii), an amount of cash equal to the aggregate consideration to which holders of Company Shares (including Company Shares represented by ADSs) become entitled under Section 2.7(a)(ii). Until disbursed in accordance with the terms and conditions of this Agreement, such funds shall be invested by the Paying Agent, as directed by Parent or, after the Effective Time, the Surviving Corporation, in (i) obligations of or guaranteed by the United States of America or obligations of an agency of the United States of America which are backed by the full faith and credit of the United States of America, (ii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, or (iii) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion (such cash amount being referred to herein as the “Exchange Fund”). Any interest and other income resulting from such investments shall be paid to Parent. To the extent that there are any losses with respect to any investments of the Exchange Fund, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to promptly pay the cash amounts contemplated by this Article II, Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such payments contemplated by this Article II.

(c) Payment Procedures.

(i) Promptly following the Effective Time, Parent and the Surviving Corporation shall cause the Paying Agent to mail or otherwise disseminate (or in the case of the Depositary Trust Company, deliver) to each holder of record (other than holders of Excluded Shares), as of immediately prior to the Effective Time, of (A) a certificate or certificates (the “Certificates”) which immediately prior to the Effective Time represented outstanding Company Shares and (B) uncertificated Company Shares (the “Uncertificated Shares”), in each case, whose shares were converted into the right to receive the Per Share Merger Consideration pursuant to Section 2.7 (x) a letter of transmittal in customary form for a Cayman Islands incorporated company (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent), and/or (y) instructions for use in effecting the surrender of the Certificates and Uncertificated Shares in exchange for the Per Share Merger Consideration payable in respect thereof pursuant to the provisions of this Article II. Upon surrender of Certificates (or affidavits of loss in lieu thereof as provided in Section 2.11) for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be customarily required by the Paying Agent, the holders of such Certificates shall be entitled to receive in exchange therefor an amount in cash equal to the Per Share Merger Consideration to which the holder thereof is entitled pursuant to Section 2.7(a)(ii) (less any applicable withholding Taxes payable pursuant to Section 2.8(e) in respect thereof), and the Certificates so surrendered shall forthwith be canceled. Upon receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the holders of such Uncertificated Shares shall be entitled to receive in exchange for the cancellation of such Uncertificated Shares an amount in cash equal to the Per Share Merger Consideration to which the holder thereof is entitled pursuant to Section 2.7(a)(ii) (less any applicable withholding Taxes payable pursuant to Section 2.8(e) in respect thereof), and the Uncertificated Shares shall forthwith be canceled. The Paying Agent shall accept such Certificates and transferred Uncertificated Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. Until so surrendered, outstanding Certificates and Uncertificated Shares shall be deemed from and after the Effective Time, to evidence only the right to receive the Per Share Merger Consideration, without interest thereon, payable in respect thereof pursuant to the provisions of this Article II.

(ii) Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (A) the Paying Agent will transmit to the Depositary at the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than ADSs representing Excluded Shares) and (y) the Per ADS Merger Consideration; and (B) the Depositary will distribute the Per ADS Merger Consideration to ADS holders pro rata to their holdings of ADSs (other than ADSs representing Excluded Shares) upon surrender by them of the ADSs. Pursuant to the Deposit Agreement, each holder of ADSs will pay any applicable fees, charges and expenses of the Depositary (including any ADS cancellation or termination fee payable in accordance with the Deposit Agreement) and government charges (other than withholding Taxes pursuant to Section 2.8(e), if any) due to or incurred by the Depositary in connection with distribution of the Per ADS Merger Consideration to ADS holders. No interest shall be paid or accrued for the benefit of holders of the Certificates, Uncertificated Shares or ADSs on the Per Share Merger Consideration or the Per ADS Merger Consideration, as applicable, payable in respect thereof pursuant to this Section 2.8.

(d) Transfers of Ownership. In the event that a transfer of ownership of Company Shares is not registered in the register of members of the Company, or if the Per Share Merger Consideration is to be paid in a name other than that in which the Company Shares (whether represented by Certificates or Uncertificated Shares) are registered in the register of members of the Company, the Per Share Merger Consideration may be paid to a Person other than the Person in whose name the Company Share (whether represented by a Certificate or an Uncertificated Share) so cancelled is registered in the register of members of the Company only if such Certificate or Uncertificated Share is accompanied by a duly executed share transfer form and the Person requesting such payment has paid to Parent (or any agent designated by Parent) any transfer and other similar Taxes required by reason of the payment of the Per Share Merger Consideration to a Person other than the registered holder of such Certificate or Uncertificated Shares, or established to the satisfaction of Parent (or any agent designated by Parent) that such transfer and similar Taxes have been paid or are otherwise not payable.

(e) Required Withholding. Each of the Paying Agent, Parent and the Surviving Corporation, without duplication, shall be entitled to make any deduction or withholding or cause to be deducted and withheld from any cash amounts payable pursuant to this Agreement as it reasonably determines it is required to deduct and withhold with respect to the making of such payment to the extent provided for in Section 2.8(e) of the Company Disclosure Letter. To the extent that amounts are so withheld pursuant to the preceding sentence and paid over to the applicable Governmental Authority by the Paying Agent, Parent or Surviving Corporation, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Shares, Company Options, Company RSUs and Company Restricted Shares in respect to which such deduction and withholding was made by the Paying Agent, Parent or Surviving Corporation, as the case may be.

(f) No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of the Paying Agent, Depositary, Parent, the Surviving Corporation or any other party hereto shall be liable to a holder of Company Shares (including Company Shares represented by ADSs) for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Distribution of Exchange Fund to Parent. Any portion of the Exchange Fund (including any income or proceeds thereof or of any investments thereof) that remains undistributed to the holders of the Certificates, Uncertificated Shares or ADSs on the date that is six (6) months after the Effective Time shall be delivered to the Surviving Corporation, and any holders of Company Shares or ADSs (in each case, other than Excluded Shares) that were issued and outstanding immediately prior to the Effective Time who have not theretofore surrendered their Certificates, Uncertificated Shares or ADSs representing such Company Shares for exchange, pursuant to the provisions of this Section 2.8 shall thereafter look for payment of the Per Share Merger Consideration or the Per ADS Merger Consideration, as applicable, payable in respect of the Company Shares represented by such Certificates, Uncertificated Shares or ADSs solely to the Surviving Corporation, as general creditors thereof, for any claim to the applicable Per Share Merger Consideration or Per ADS Merger Consideration to which such holders may be entitled pursuant to the provisions of this Article II. Any such portion of the Exchange Fund remaining unclaimed by the holders of the Certificates, Uncertificated Shares or ADSs as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the extent permitted by Law, become the property of the Surviving Corporation, free and clear of any claims or interest of any Person previously entitled thereto.

Section 2.9 No Further Ownership Rights. From and after the Effective Time, all Company Shares (including Company Shares represented by ADSs) and ADSs shall no longer be outstanding and shall automatically be cancelled, retired and cease to exist, and each holder of any Certificates, Uncertificated Shares or ADSs theretofore representing any Company Shares shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration or the Per ADS Merger Consideration, as applicable, payable therefor upon the surrender thereof in accordance with the provisions of Section 2.8. The Per Share Merger Consideration and the Per ADS Merger Consideration paid in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Shares (including Company Shares represented by ADSs). From and after the Effective Time, there shall be no further registration of transfers on the records of the Surviving Corporation of Company Shares (including Company Shares represented by ADSs) that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. Subject to Section 2.11, if, after the Effective Time, Certificates, Uncertificated Shares or ADSs are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.

Section 2.10 Untraceable and Dissenting Shareholders. Remittances for the Per Share Merger Consideration shall not be sent to Company Shareholders who are untraceable unless and until, except as provided below, they notify the Paying Agent of their current contact details prior to the Effective Time. A Company Shareholder will be deemed to be untraceable if (a) he has no registered address in the register of members (or branch register) maintained by the Company; (b) on the last two consecutive occasions on which a dividend has been paid by the Company a cheque payable to such Company Shareholder either (i) has been sent to such Company Shareholder and has been returned undelivered or has not been cashed; or (ii) has not been sent to such shareholder because on an earlier occasion a cheque for a dividend so payable has been returned undelivered, and in any such case, no valid claim in respect thereof has been communicated in writing to the Company; or (c) notice of the Company Shareholders Meeting convened to vote on the Merger has been sent to such Company Shareholder and has been returned undelivered. Monies due to Company Shareholders who are untraceable shall be returned to the Surviving Corporation. Monies unclaimed after a period of two (2) years from the date of the notice of the Company Shareholders Meeting shall be forfeited and shall revert to the Surviving Corporation. Dissenting Shareholders and Company Shareholders who are untraceable who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods should contact the Surviving Corporation.

Section 2.11 Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation direct as indemnity against any claim that may be made against it with respect to such Certificate, the Per Share Merger Consideration payable in respect thereof pursuant to Section 2.7.

Section 2.12 Termination of Deposit Agreement As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall provide notice to the Depositary to terminate the Deposit Agreement in accordance with its terms.

Section 2.13 Fair Value. Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration represents the fair value of the Company Shares for the purposes of Section 238(8) of the Cayman Companies Law.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as set forth in the disclosure schedule delivered by the Company to Parent on the date of this Agreement (the “Company Disclosure Letter”) that specifically relates to a specified section or subsection of this Article III or any other section or subsection of this Agreement to the extent it is reasonably apparent that such information is relevant to such section or subsection, or (ii) as set forth in the Company SEC Reports filed by the Company with the SEC prior to the date of this Agreement (other than disclosures in such Company SEC Reports contained in the “Risk Factors” and “Forward-Looking Statements” sections thereof or any other disclosures included in the Company SEC Reports that are general, nonspecific, cautionary, predicative or forward-looking in nature), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Organization and Qualification. The Company and each of its material Subsidiaries is an entity duly organized and validly existing under the Laws of the jurisdiction of its organization and except as would not have a Company Material Adverse Effect has the requisite corporate or similar power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. The Company and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing (to the extent either such concept is recognized under applicable Law) in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing would not have a Company Material Adverse Effect.

Section 3.2 Corporate Power; Enforceability. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its covenants and obligations hereunder and, subject to obtaining the Shareholder Approval, to consummate the transactions contemplated hereby, including the Merger. The execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no additional corporate proceedings on the part of the Company are necessary to authorize the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder or the consummation of the transactions contemplated hereby, other than obtaining the Shareholder Approval and filing the Plan of Merger with the Registrar of Companies. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (b) is subject to general principles of equity.

Section 3.3 Board Actions. At a meeting duly called and held prior to the execution of this Agreement, the Company Board (acting upon the recommendation of the Special Committee) (a) approved this Agreement and the Plan of Merger and approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the transactions contemplated hereby in accordance with the Cayman Companies Law upon the terms and subject to the conditions contained herein, (b) determined that the transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and the Company Shareholders (other than holders of Rollover Shares) and (c) resolved to recommend that the Company Shareholders authorize and approve this Agreement, the Plan of Merger and the Merger.

Section 3.4 Shareholder Approval. A special resolution, as defined in the Cayman Companies Law and the Company’s articles of association (the “Shareholder Approval”), being the affirmative vote of Company Shareholders representing two-thirds (2/3) or more of the Company Shares (including Company Shares represented by ADSs) present and voting in person or by proxy as a single class at the Company Shareholders Meeting, is the only vote of the holders of any class or series of share capital of the Company that is necessary under the Cayman Companies Law and the Company’s articles of association to authorize and approve this Agreement, the Plan of Merger and the Merger and consummate the Merger.

Section 3.5 Non-Contravention; Secured Creditors. (a) The execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder and the consummation by the Company of the transactions contemplated hereby do not and will not (i) violate or conflict with any provision of the memorandum of association or articles of association of the Company, (ii) subject to obtaining such Consents set forth in Section 3.5 of the Company Disclosure Letter, violate, conflict with or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination or cancellation of, or accelerate the performance required by, or result in a right of termination or acceleration under, or give rise to the loss of a material benefit under, any Contract to which the Company or any of its Subsidiaries is a party or by which any of their properties or assets may be bound, (iii) assuming the Consents referred to in Section 3.5 of the Company Disclosure Letter are obtained or made and subject to obtaining the Shareholder Approval, violate or conflict with any Law or Order applicable to the Company or any of its Subsidiaries or by which any of their properties or assets are bound or (iv) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries, except in the case of each of clauses (ii), (iii) and (iv) above, for such violations, conflicts, defaults, terminations, accelerations or Liens which would not have a Company Material Adverse Effect or prevent, materially delay or materially impede the consummation by the Company of the transactions contemplated hereby or the performance by the Company of its covenants and obligations hereunder.

(b) The Company does not have any secured creditors.

Section 3.6 Required Governmental Approvals. No consent, approval, permit, Order or authorization of, or filing or registration with, or notification to (any of the foregoing being referred to herein as a “Consent”), any Governmental Authority is required on the part of the Company in connection with the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder and the consummation by the Company of the transactions contemplated hereby, except for (a) the filing and registration of the Plan of Merger with the Registrar of Companies, (b) such filings and approvals as required by any United States federal or state securities laws, including compliance with any applicable requirements of the Exchange Act, the filing of the Rule 13e-3 Transaction Statement on Schedule 13E-3, in connection with the transactions contemplated hereby, including the Merger (as amended or supplemented from time to time and including any document incorporated by reference therein, the “Schedule 13E-3”, and including the Proxy Statement, which shall be filed as an exhibit thereof and incorporated by reference thereto) and the furnishing of Form 6-K, (c) such filings as required for compliance with the rules and regulations of the NYSE, and (d) such other Consents, the failure of which to obtain would not have a Company Material Adverse Effect or prevent, materially delay or materially impede the consummation by the Company of the transactions contemplated hereby or the ability of the Company to perform its covenants and obligations hereunder.

Section 3.7 Company Capitalization.

(a) The authorized share capital of the Company consists of 1,000,000,000 Company Shares (including Company Shares represented by ADSs). As of the close of business on March 31, 2014 (the “Measurement Date”): (i) 584,158,831 Company Shares (including Company Shares represented by ADSs and 151,437 Company Restricted Shares) were issued and outstanding; (ii) no Company Shares were held by the Company as treasury shares; and (iii) 45,898,638 Company Shares were issued to the Depositary and were being held in the Company’s name pending allocation upon exercise of any Company Share Awards granted pursuant to the Company Share Plans (and for the avoidance of doubt were not included in the number of issued and outstanding Company Shares set forth in clause (i)). From the Measurement Date until the date of this Agreement, other than in connection with the issuance of Ordinary Shares pursuant to the exercise of Company Options or settlement of Company RSUs, in each case, outstanding as of the Measurement Date, there has been no change in the number of issued and outstanding Ordinary Shares, the number of Ordinary Shares issuable upon the exercise of outstanding Company Options or the number of Ordinary Shares issuable upon settlement of outstanding Company RSUs. All outstanding Company Shares (including Company Shares represented by ADSs) are duly authorized, validly issued, fully paid, nonassessable and free of any preemptive rights or similar rights to subscribe for or purchase securities.

(b) As of the Measurement Date, 92,633,735 Company Shares were reserved for future issuance pursuant to outstanding Company Options and Company RSUs. As of the Measurement Date, there were outstanding Company Options to purchase 85,293,900 Company Shares (including Company Shares represented by ADSs) and 7,339,835 Company Shares (including Company Shares represented by ADSs) underlying outstanding Company RSUs. Section 3.7(b) of the Company Disclosure Letter lists the holder as of the Measurement Date of each such Company Share Award and the number of shares subject to each such type.

(c) Except as set forth in this Section 3.7, as of the date hereof, there are (i) no authorized, issued or outstanding shares of, or other equity or voting interest in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of, or other equity or voting interest in, the Company, (iii) no outstanding subscriptions, options, warrants, rights or other commitments or agreements to acquire from the Company or that obligates the Company to issue any shares of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of, or other equity or voting interest in, the Company, (iv) no obligations of the Company to grant, extend or enter into any subscription, option, warrant, right, convertible or exchangeable security or other commitment relating to any shares of, or other equity or voting interest (including any voting debt) in, the Company (the items in clauses (i), (ii), (iii) and (iv), together with the shares of the Company, being referred to collectively as “Company Securities”), and (v) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities. As of the date hereof, neither the Company nor any of its Subsidiaries is a party to any Contract which obligates the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities, except in connection with the repurchase or acquisition of Company Shares (including Company Shares represented by ADSs) pursuant to the terms of the Company Share Plans.

Section 3.8 Subsidiaries.

(a) Section 3.8 of the Company Disclosure Letter contains a complete and accurate list of the name, jurisdiction of organization, capitalization and schedule of shareholders of each Subsidiary of the Company.

(b) All of the outstanding capital stock or registered capital (as the case may be) of, or other equity or voting interest in, each Subsidiary of the Company (i) have been duly authorized, validly issued and are fully paid and nonassessable and (ii) are owned, directly or indirectly, by the Company, free and clear of all Liens (other than Permitted Liens) and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interest) that would prevent the operation by the Surviving Corporation of such Subsidiary’s business as presently conducted. The outstanding share capital or registered capital, as the case may be, of each of the other entity in which the Company or any of its Subsidiaries owns any non-controlling equity interest is duly authorized, validly issued, fully paid and non-assessable, and the portion of the outstanding share capital or registered capital, as the case may be, of each such entity owned directly or indirectly by the Company or any of its Subsidiaries is free and clear of all Liens (other than Permitted Liens). Each of the Company and its Subsidiaries has, the unrestricted right to vote, and (subject to limitations imposed by applicable Law) to receive dividends and distributions on, all share capital or registered capital of their respective Subsidiaries and other entities as owned by them.

(c) There are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company, (ii) subscriptions, options, warrants, rights or other commitments or agreements to acquire from the Company or any of its Subsidiaries, or that obligates the Company or any of its Subsidiaries to issue, transfer or sell or cause to be issued, transferred or sold any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company, (iii) obligations of the Company or any of its Subsidiaries to grant, extend or enter into any subscription, option, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interest (including any voting debt) in, any Subsidiary of the Company (the items in clauses (i), (ii) and (iii), together with the capital stock of the Subsidiaries of the Company, being referred to collectively as “Subsidiary Securities”), or (iv) other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any shares of any Subsidiary of the Company, or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in the Company’s Subsidiaries or any other entity. Neither the Company nor any of its Subsidiaries is a party to any Contract which obligates the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities, except in connection with the VIE Agreements.

Section 3.9 Company SEC Reports. Since December 14, 2010, the Company has filed or furnished, as applicable, all forms, reports and documents with the SEC that have been required to be filed or furnished by it under applicable Laws (all such forms, reports and documents filed or furnished since December 14, 2010 and those filed or furnished subsequent to the date hereof, together with all exhibits and schedules and amendments thereto, the “Company SEC Reports”). As of its filing date (or, if amended or superseded by a filing, on the date of such amended or superseded filing), (i) each Company SEC Report complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date such Company SEC Report was filed, and (ii) each Company SEC Report did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. True and correct copies of all Company SEC Reports filed prior to the date hereof have been furnished to Parent or are publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC. None of the Company’s Subsidiaries is required to file any forms, reports or other documents with the SEC. As of the date of this Agreement, none of the Company SEC Reports is the subject of outstanding written SEC comments.

Section 3.10 Company Financial Statements; Sarbanes-Oxley; Internal Accounting Controls.

(a) The audited and unaudited consolidated financial statements (including, in each case, any notes and schedules thereto) of the Company and its Subsidiaries included (or incorporated by reference) in the Company SEC Reports (i) have complied in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) have been prepared in accordance with GAAP consistently applied during the periods and at the dates involved (except as may be expressly indicated in the notes thereto or in the case of the unaudited statements, the exclusion of certain notes in accordance with the published rules promulgated by the SEC), and (iii) fairly present, in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of operations, changes in shareholders’ equity and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end adjustments that were not, or will not be, material in the aggregate).

(b) The Company is in compliance in all material respects with the provisions of the Sarbanes-Oxley Act that are applicable to it.

(c) The Company maintains a process of internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the financial reporting and the preparation of financial statements of the Company and its Subsidiaries for external purposes in accordance with GAAP. Neither the Company nor, to the Company’s Knowledge, its independent registered public accounting firm has identified or been made aware of any “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in its internal control over financial reporting, in each case which has not been subsequently remediated. To the Company’s Knowledge, there is no fraud, whether or not material, that involves the management of the Company or other employees who have a significant role in the internal controls over financial reporting utilized by the Company.

(d) The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are designed to ensure that material information relating to the Company, including its Subsidiaries, required to be included in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s chief executive officer and chief financial officer or other persons performing similar functions to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

Section 3.11 No Undisclosed Liabilities; Absence of Certain Changes.

(a) Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and there is no existing condition, situation or set of circumstances which would be expected to result in such a liability or obligation, except for liabilities or obligations (i) as reflected or recorded on the Company Balance Sheet, (ii) incurred pursuant to this Agreement or in connection with the transactions contemplated hereunder, (iii) incurred since Company Balance Sheet Date in the ordinary course of business consistent with past practices or (iv) which would not have a Company Material Adverse Effect.

(b) Since the Company Balance Sheet Date through the date hereof, except for actions taken or not taken in connection with the transactions contemplated by this Agreement, the business of the Company and its Subsidiaries has been conducted, in all material respects, in the ordinary course consistent with past practice, and there has not been or occurred a Company Material Adverse Effect.

(c) Since the Company Balance Sheet Date through the date hereof, neither the Company nor any of its Subsidiaries has taken any action that would be prohibited by Section 5.1(b) if such section had been in effect since the Company Balance Sheet Date.

Section 3.12 Material Contracts.

(a) Except for this Agreement and Contracts filed as exhibits to the Company SEC Reports, none of the Company or any of its Subsidiaries is a party to or bound by:

(i) any Contract that would be required to be filed by the Company as a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii) any Contract relating to the purchase or sale of any Company Shares or other securities of the Company or any of the Company’s Subsidiaries that has a fair market value or purchase price of more than RMB 10,000,000 under which there are material rights or obligations outstanding;

(iii) any Contract granting a right of first refusal, first offer or first negotiation;

(iv) any joint venture contracts, strategic cooperation or partnership arrangements (including cooperation or long-term agency contracts entered into at the corporate headquarters level with insurance companies), or other agreements involving a sharing of profits, losses, costs or liabilities by the Company or any of its Subsidiaries with any third party (A) that are material to the business of the Company and its Subsidiaries, taken as a whole; (B) in which the Company owns more than a five percent (5%) voting or economic interest, or (C) which imposes on the Company or of its Subsidiaries any obligation of more than RMB 10,000,000 individually or RMB 20,000,000 in the aggregate;

(v) any Contract for the acquisition, sale or lease (including leases in connection with financing transactions) of properties or assets of the Company or any of its Subsidiaries (by merger, purchase or sale of assets or share or otherwise) that is material to the business of the Company and its Subsidiaries, taken as a whole and (A) that is entered into since January 1, 2013 or (B) if prior to that date, that have representations, warranties or indemnities that remain in effect or as to which claims are pending;

(vi) any Contract involving the payment or receipt of amounts by the Company or its Subsidiaries, or relating to indebtedness for borrowed money or any financial guaranty, of more than RMB 10,000,000;

(vii) any non-competition Contract or other Contract that purports to limit, curtail or restrict the ability of the Company or any of its Subsidiaries to compete in any geographic area, industry or line of business or grants exclusive rights to the counterparty thereto in a manner that is material to the Company and its Subsidiaries, taken as a whole;

(viii) any Contract that contains restrictions with respect to (A) payment of dividends or any distribution with respect to equity interests of the Company or any of its Subsidiaries, (B) pledging of share capital of the Company or any of its Subsidiaries or (C) issuance of guaranty by the Company or any of its Subsidiaries;

(ix) any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets;

(x) any VIE Agreement;

(xi) any Contract between the Company or any of its Subsidiaries, on the one hand, and any director, executive officer of the Company, any Person beneficially owning five percent (5%) or more of the Company Shares (or their respective Affiliates), on the other, under which there are material rights or obligations outstanding;

(xii) each Contract providing for any earn-out payment payable by the Company or any of its Subsidiaries to any third party after the date hereof;

(xiii) any Contract providing for any change of control or similar payments in excess of RMB 10,000,000; or

(xiv) other than licenses for non-customized, off-the-shelf and generally commercially available software, any other Contracts, whether or not made in the ordinary course of business, which are material to the Company, any of its Subsidiaries, or the conduct of their respective business, or the absence of which would have a Company Material Adverse Effect.

Each such Contract described in clauses (i) to (xiv) above, together with those Contracts required to be disclosed in Section 3.13(c) of the Company Disclosure Letter, is referred to herein as a “Material Contract.”

(b) Each Material Contract is valid and binding on the Company (and/or each such Subsidiary of the Company party thereto) and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, enforceable against the Company or each such Subsidiary of the Company party thereto, as the case may be, in accordance with its terms, except that such enforceability (i) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (ii) is subject to general principles of equity. Neither the Company nor any of its Subsidiaries that is a party to a Material Contract, nor, to the Knowledge of the Company, any other party thereto, is in breach of, or default under, any such Material Contract, and no event has occurred that, with notice or lapse of time or both, would constitute such a breach or default thereunder by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, except for such failures to be in full force and effect and such breaches and defaults that have not had a Company Material Adverse Effect.

Section 3.13 Intellectual Property.

(a) Section 3.13(a) of the Company Disclosure Letter includes a complete list of (i) issued patents and pending patent applications, (ii) trademark registrations and pending trademark applications, (iii) Internet domain names, and (iv) copyright registrations and pending copyright applications, in each case, that are owned by the Company and its Subsidiaries as of the date hereof and material to the operation of the business of the Company and its Subsidiaries as presently conducted. The Company or its Subsidiaries exclusively own the Intellectual Property set forth on Section 3.13(a) of the Company Disclosure Letter, and, except as would not have a Company Material Adverse Effect, such Intellectual Property is subsisting and, to the Knowledge of the Company and with respect to registered Intellectual Property, valid and enforceable.

(b) (i) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries is infringing or misappropriating any Intellectual Property owned by a third party, (ii) there is no pending Legal Proceeding by a third party against the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has received any written notice of a pending claim asserted by a third party (including any demands or unsolicited offers to license Intellectual Property) against the Company, alleging that the Company or any of its Subsidiaries is infringing or misappropriating any Intellectual Property owned by such third party, and (iii) to the Knowledge of the Company, no third party is infringing or misappropriating any Intellectual Property owned by the Company or any of its Subsidiaries. This Section 3.13(b) sets forth the only representations and warranties of the Company with respect to any infringement or misappropriation of Intellectual Property.

(c) To the Knowledge of the Company, the Company and its Subsidiaries own or have adequate licenses or other rights to use (with respect to any such owned Intellectual Property, free and clear of any Liens (other than Permitted Liens)), all Intellectual Property used in, or necessary to conduct, the business of the Company or its Subsidiaries as currently conducted. The Company and its Subsidiaries have taken commercially reasonable steps to protect, preserve and maintain the secrecy and confidentiality of all material Trade Secrets owned by the Company and its Subsidiaries. Except as would not have a Company Material Adverse Effect: (i) the Company or its Subsidiaries has valid written assignments from all current or former employees, consultants or contractors who have participated in, were involved in, or who contributed to the creation or development of any Intellectual Property for or on behalf of the Company or its Subsidiaries, and (ii) such assignments validly assign to the Company or one of its Subsidiaries all rights, title and interest of such employees, consultants or contractors in and to any such contributions that the Company or its Subsidiaries do not already own by operation of law. Neither the Company nor any of its Subsidiaries has any material obligations to any current or former officers, employees, consultants or independent contractors with respect to any Intellectual Property owned by the Company or its Subsidiaries. Except as would not have a Company Material Adverse Effect: (i) the software, information technology systems, servers, computers, hardware, firmware, middleware, telecommunication networks, data communications lines, routers, hubs and switches and all other information technology equipment, and all associated documentation used by the Company or any of its Subsidiaries are adequate for the operation of the Company’s and its Subsidiaries’ businesses as currently conducted, and (ii) the Company and its Subsidiaries have implemented reasonable backup, security and disaster recovery measures and technology. Immediately subsequent to the Effective Time, the material Intellectual Property that is used by the Company or its Subsidiaries immediately prior to the Effective Time shall be owned by or available for use by the Surviving Corporation and its Subsidiaries on terms and conditions materially identical or similar to those under which the Company and its Subsidiaries owned or used such Intellectual Property immediately prior to the Effective Time. Section 3.13(c) of the Company Disclosure Letter includes a complete list of all material Contracts under which a third party grants to or receives from the Company or any of its Subsidiaries any right (including a license, covenant not to sue, release or immunity) in, under or to Intellectual Property, excluding (x) licenses for non-customized, off-the-shelf, generally commercially available software, and (y) non-exclusive rights granted to customers, vendors, suppliers, distributors, resellers, services providers, contractors or consultants in the ordinary course of business.

Section 3.14 Employee Benefits and Labor

(a) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with another event, such as a termination of employment) will (i) result in any payment becoming due to any current or former employee of the Company or any of its Subsidiaries under any of the Company Benefit Plans or otherwise; (ii) increase any benefits otherwise payable under any of the Company Benefit Plans; or (iii) result in any acceleration of the time of payment or vesting of any such benefits.

(b) Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with applicable Law with respect to any employee benefit plan or compensation plan, program, policy, arrangement or agreement maintained or contributed to by the Company and its Subsidiaries and under which current or former employees of the Company or its Subsidiaries participate.

(c) Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with applicable labor and employment Law. Neither the Company nor its Subsidiaries is a party to any collective bargaining or other agreement with respect to its employees with any labor union, nor, to the Knowledge of the Company, have there been any recent attempts by a labor union to organize the employees of the Company or any of its Subsidiaries, and as of the date of this Agreement, there is no material labor strike, labor disturbance or work stoppage pending against the Company or any of its Subsidiaries.

(d) (i) There is no material dispute pending, or, to the Knowledge of the Company, threatened, between the Company or any of its Subsidiaries and any of their respective current or former employees, and (ii) neither the Company nor any of its Subsidiaries is liable for any material payment to any trust or other fund or to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits for employees.

Section 3.15 Real Property; Title to Assets.

(a) Section 3.15(a) of the Company Disclosure Letter sets forth all of the real property owned by the Company or its Subsidiaries (the “Owned Real Property”). The Company or its Subsidiary holds good and valid title to, or valid land use rights with respect to, each parcel of Owned Real Property, free and clear of any Liens other than Permitted Liens.

(b) All leases and subleases of real property and all modifications, amendments and supplements thereto to which the Company or any of its Subsidiaries is a party (collectively, the “Real Property Leases”) that are material to the business of the Company and its Subsidiaries taken as a whole (the “Leased Real Property”) are in full force and effect, are valid and, effective in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of generally applicability relating to or affecting creditors’ rights and to general principles of equity, and there is not, under any of such Real Property Leases, any existing material default or event of default (or event which, with notice or lapse of time, or both, would constitute a default) by the Company or any Subsidiary or, to the Knowledge of the Company, by the other party to such lease or sublease, or person in the chain of title to such leased premises, except as would not have a Company Material Adverse Effect. Each of the Company and the Subsidiaries has good and valid leasehold or subleasehold interests in each parcel of Leased Real Property, free and clear of any Liens other than Permitted Liens, except as would not have a Company Material Adverse Effect. No party to any such Real Property Leases has given notice to the Company or any of its Subsidiaries of or made a claim against the Company or any of its Subsidiaries with respect to any material breach or default thereunder by the Company or any of its Subsidiaries.

Section 3.16 Tax Matters. Except as has not had a Company Material Adverse Effect:

(a) The Company and each of its Subsidiaries (i) have timely filed (taking into account any extensions of time in which to file) all returns, estimates, claims for refund, information statements and reports or other similar documents with respect to Taxes (including amendments, schedules, or attachments thereto) relating to any and all Taxes (“Tax Returns”) required to be filed with any Governmental Authority by any of them and all such filed Tax Returns are true, correct and complete and were prepared in compliance with all applicable Laws, (ii) have paid, or have adequately reserved (in accordance with GAAP) on the most recent financial statements contained in the Company SEC Reports for the payment of, all Taxes required to be paid through the Company Balance Sheet Date, and (iii) have not incurred any liability for Taxes since the Company Balance Sheet Date other than in the ordinary course of business consistent with past practice. No claim has ever been made by any authority in a jurisdiction where neither the Company nor its Subsidiaries file Tax Returns that the Company or its Subsidiaries are or may be subject to taxation by that jurisdiction. No deficiencies for any Taxes have been asserted in writing or assessed in writing, or to the Knowledge of the Company, proposed, against the Company or any of its Subsidiaries that are not subject to adequate reserves on the consolidated financial statements of the Company and its Subsidiaries (in accordance with GAAP) as adjusted in the ordinary course of business through the Effective Time, nor has the Company or any of its Subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax. There are no Liens (other than Permitted Liens) on any of the assets of the Company or its Subsidiaries for Taxes. All material amounts of Tax required to be withheld by the Company and each of its Subsidiaries have been timely withheld, and to the extent required by applicable Law, all such withheld amounts have been timely paid over to the appropriate Governmental Authority.

(b) Each of the Company’s Subsidiaries formed in the PRC has, in accordance with applicable Law, duly registered with the relevant PRC Governmental Authority, obtained and maintained the validity of all national and local Tax registration certificates and complied in all material respects with all requirements imposed by such Governmental Authority. No submissions made to any Governmental Authority in connection with obtaining Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments or Tax rebates contained any material misstatement or omission that would have affected the granting of such Tax exemptions, preferential treatments or rebates. No suspension, revocation or cancellation of any such Tax exemptions, preferential treatments or rebates is pending or, to the Company’s Knowledge, threatened. The transactions contemplated hereby will not have any material adverse effect on the continued validity and effectiveness of any such Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments, and will not result in the claw-back or recapture of any such Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments.

Section 3.17 Permits. The Company and its Subsidiaries have, and are in compliance with the terms of, all permits, licenses, authorizations, certificates, orders, consents, approvals and franchises from Governmental Authorities for each of them to own, lease, operate and use its properties and assets or required to conduct their businesses as currently conducted (“Permits”). All the Permits are in full force and effect in all material respects, no suspension or cancellation of any such Permits is pending or, to the Knowledge of the Company, threatened and each of the Company and its Subsidiaries is in compliance with the terms of the Permits, except for such noncompliance, suspensions or cancellations that have not had a Company Material Adverse Effect. No material Permit will cease to be effective as a result of the transactions contemplated hereby.

Section 3.18 Compliance with Laws.

(a) The Company and each of its Subsidiaries are in compliance in all material respects with all Law and Orders applicable to the Company or its Subsidiaries. No representation or warranty is made in this Section 3.18 with respect to compliance with the Exchange Act, to the extent such compliance is covered in Section 3.6 and Section 3.9.

(b) None of the Company, any of its Subsidiaries nor any director or officer, nor, to the Knowledge of the Company, any agent or representative acting on behalf of the Company or of its Subsidiaries has, in connection with the Company or its Subsidiaries, violated the FCPA or made a material violation of any other Applicable Anti-bribery Law. To the Company’s Knowledge, neither the Company nor its Subsidiaries has received any communication related to actual or alleged violations of any Applicable Anti-bribery Law by the Company or any of its Subsidiaries, or any representative thereof. Neither the Company nor its Subsidiaries is conducting an investigation related to an actual or alleged violation of the Applicable Anti-bribery Laws by the Company or any of its Subsidiaries. The Company and its Subsidiaries have implemented and maintain reasonable policies and procedures designed to ensure compliance with the Applicable Anti-bribery Laws.

(c) Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any director or officer of the Company or any of its Subsidiaries is currently a person with whom dealings are prohibited under any U.S. economic sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department.

(d) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

Section 3.19 Litigation. As of the date hereof, there is no Legal Proceeding pending or, to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries or any of the respective shares, security, equity interest, properties or assets of the Company or any of its Subsidiaries that has had a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries nor any share, security, equity interest, property or assets of the Company or any of its Subsidiaries is subject to any outstanding Order of, settlement agreement or other similar written agreement with, or any investigation by any Governmental Authority that is pending, or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their shares, securities, equity interests, properties or assets, in each case, that is material to the Company and its Subsidiaries taken as a whole.

Section 3.20 Interested Party Transactions. None of the directors or officers of the Company or individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company and its Subsidiaries taken as a whole, has been since the Balance Sheet Date, or is presently, a party to any transaction with the Company or any of its Subsidiaries which (i) would be required to be reported under Item 404 of Regulation S-K of the SEC (other than for services as officers or directors) or (ii) is otherwise material to the Company and its Subsidiaries taken as a whole (other than employment relationship or serving as a director or officer), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such officers or directors or, to the Company’s Knowledge, any entity in which any such officer or director is an officer or director or owns five percent (5%) or more of the outstanding voting stock other than for (a) payment of salary or fees for services rendered, (b) reimbursement for expenses incurred on behalf of the Company and (c) other employee benefits, including share award agreements under any share incentive plan of Company.

Section 3.21 Customers. Section 3.21 of the Company Disclosure Letter sets forth a true, correct and complete list of the ten largest customers of the Company and its Subsidiaries (based on sales from January 1, 2013 through the date of this Agreement). The Company has not received, as of the date of this Agreement, any written notice from any such customer that such customer intends to materially reduce, terminate, cancel or not renew, its relationship with the Company or its relevant Subsidiary.

Section 3.22 Solvency

(a) Neither the Company nor any of its Subsidiaries has taken any steps to seek protection pursuant to any bankruptcy Law nor does the Company have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy Legal Proceedings or any knowledge of any fact which would reasonably lead a creditor to do so.

(b) The Company and its Subsidiaries, individually and on a consolidated basis, are not as of the date hereof, and after giving effect to the transactions contemplated hereby to occur at the Closing, will not be, Insolvent.

(c) Neither the Company nor any of its Subsidiaries is in default in any material respect with respect to any indebtedness for borrowed money.

Section 3.23 Anti-takeover Statutes. The Company is not a party to any shareholder rights plan, “poison pill” or similar agreement or plan. The Company Board has taken all necessary action so that any “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation enacted under any Laws applicable to the Company (each, a “Takeover Statute”) does not, and will not, apply to this Agreement or the transactions contemplated hereby other than the Cayman Companies Law or any similar anti-takeover provision in the Company’s memorandum and articles of association.

Section 3.24 Opinion of Financial Advisor. The Special Committee received the opinion of Goldman Sachs (Asia) L.L.C., financial advisor to the Special Committee, to the effect that, as of the date of such opinion and subject to and based upon the various qualifications and assumptions set forth therein, the Per Share Merger Consideration to be received by the holders of Company Shares and the Per ADS Merger Consideration to be received by the holders of ADSs (in each case, other than the Rollover Shares) are fair, from a financial point of view, to such holders, a copy of which opinion will be delivered to Parent promptly after the execution of this Agreement; provided that such opinion may not be relied on by Parent, Merger Sub or any of their respective Affiliates (other than any Company Related Party).

Section 3.25 Brokers. No agent, broker, finder or investment banker (other than Goldman Sachs (Asia) L.L.C.) is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Company or any of its Affiliates (excluding any Parent Related Party).

Section 3.26 No Other Representations or Warranties. Except for the representations and warranties set forth in this Article III, neither the Company nor any of its Subsidiaries, nor any of their respective Affiliates, shareholders, directors, officers, employees, agents, representatives or advisors, nor any other Person, has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any information in connection with the transactions contemplated hereby provided or made available to Parent, Merger Sub, their Affiliates or any of their Representatives.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the corresponding sections or subsections of the disclosure schedule delivered by Parent to the Company on the date hereof (the “Parent Disclosure Letter”), Parent and Merger Sub hereby represent and warrant to the Company as follows:

Section 4.1 Organization; Good Standing. Parent is a BVI business company duly incorporated, validly existing and in good standing under the Laws of the British Virgin Islands and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. Merger Sub is an exempted company with limited liability duly incorporated and validly existing under the Laws of the Cayman Islands and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. Each of Parent and Merger Sub is duly qualified to do business and is in good standing (to the extent either such concept is recognized under applicable Law) in each jurisdiction where the character of its properties owned or leased or the nature of its activities makes such qualification necessary, except where the failure to be so qualified or in good standing would not have a Parent Material Adverse Effect. Parent has delivered or made available to the Company complete and correct copies of the memorandum of association and articles of association as amended to date, of Parent and Merger Sub.

Section 4.2 Corporate Power; Enforceability. Each of Parent and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement, to perform their respective covenants and obligations hereunder and to consummate the transactions contemplated hereby, including the Merger. The execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate or other action on the part of Parent and Merger Sub, and no other corporate or other proceeding on the part of Parent or Merger Sub is necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder or the consummation by Parent and Merger Sub of the transactions contemplated hereby (other than the filings, notifications and other obligations and actions described in Section 4.4). This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each in accordance with its terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (b) is subject to general principles of equity.

Section 4.3 Non-Contravention; Secured Creditors. (a) The execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby do not and will not (a) violate or conflict with any provision of the memorandum of association and articles of association of Parent or Merger Sub, (b) violate, conflict with, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, any of the terms, conditions or provisions of any Contract to which Parent or Merger Sub is a party or by which Parent, Merger Sub or any of their properties or assets may be bound, (c) assuming the Consents referred to in Section 4.4 are obtained or made, violate or conflict with any Law or Order applicable to Parent or Merger Sub or by which any of their properties or assets are bound or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or Merger Sub, except in the case of each of clauses (b), (c) and (d) above, for such violations, conflicts, defaults, terminations, accelerations or Liens which would not have a Parent Material Adverse Effect.

(b) Merger Sub does not have any secured creditors.

Section 4.4 Required Governmental Approvals. No Consent of any Governmental Authority is required on the part of Parent or Merger Sub in connection with the execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby, except for (a) the filing and registration of the Plan of Merger with the Registrar of Companies, and such filings with Governmental Authorities to satisfy the applicable laws of states in which the Company and its Subsidiaries are qualified to do business, (b) such filings and approvals as required by any United States federal or state securities laws, including compliance with any applicable requirements of the Exchange Act, and the filing of the Proxy Statement and the Schedule 13E-3, and (c) such other Consents, the failure of which to obtain would not have a Parent Material Adverse Effect.

Section 4.5 Litigation. As of the date hereof, (i) there is no Legal Proceeding pending or, to the knowledge of Parent or Merger Sub, threatened against or affecting Parent or Merger Sub or any of their respective properties, and (ii) neither Parent nor Merger Sub is subject to any outstanding Order, in either case, that would have a Parent Material Adverse Effect.

Section 4.6 Ownership of Company Share Capital. As of the date hereof, other than as a result of this Agreement and the Support Agreement, neither Parent nor any of its Subsidiaries owns (beneficially or of record) any Company Shares (including Company Shares represented by ADSs) or Company Securities or Subsidiary Securities (or any other economic interest through derivative securities or otherwise in the Company or any Subsidiary of the Company).

Section 4.7 Brokers. Except for Lazard Asia (Hong Kong) Limited, no agent, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission payable by the Company in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.8 Operations of Parent and Merger Sub. Each of Parent and Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and, prior to the Effective Time, neither Parent nor Merger Sub will have engaged in any other business activities or have incurred any liabilities or obligations other than as contemplated by this Agreement and the Buyer Group Contracts or incurred in connection with its formation.

Section 4.9 Capitalization of Merger Sub. The authorized share capital of Merger Sub consists of 50,000 shares, par value $1.00 per share, one share of which are validly issued and outstanding. Parent owns one hundred percent (100%) of the issued and outstanding share capital of Merger Sub.

Section 4.10 Financing.

(a) Parent has delivered to the Company true, complete and correct copies of (i) an executed commitment letter, dated as of the date hereof, from the financial institution named therein (as the same may be amended or modified pursuant to Section 6.2, the “Debt Commitment Letter”) confirming its commitment, subject to the terms and conditions therein (until such time as the parties thereto enter into the facility agreement on the terms set out in the Debt Commitment Letter (the “Facility Agreement”), in which case thereafter, pursuant to such Facility Agreement), to provide or cause to be provided the aggregate debt amounts set forth therein for the purpose of financing the transactions contemplated by this Agreement, including the Merger (the “Debt Financing”), (ii) an executed equity commitment letter, dated the date hereof, between China Special Opportunities Fund III, LP (the “Sponsor”) and Holdco and an executed equity commitment letter, dated the date hereof, between Mr. Tianwen Liu and Holdco (collectively, as may be amended, supplemented or otherwise modified from time to time, the “Equity Commitment Letters”) pursuant to which the Sponsor and Mr. Tianwen Liu have committed to purchase, or cause the purchase of, for cash, subject to the terms and conditions therein, equity securities of Holdco up to the aggregate amount set forth therein (the “Equity Financing”), and (iii) the Support Agreement (together with the Debt Commitment Letter (until such time as the parties thereto enter into the Facility Agreement), the Facility Agreement and the Equity Commitment Letters, the “Financing Commitments”) pursuant to which, subject to the terms and conditions therein, the Rollover Shareholders have committed to contribute to Holdco, immediately prior to the Effective Time, the number of Company Shares (including Company Shares represented by ADSs) set forth therein and to consummate the transactions contemplated by this Agreement, including the Merger (together with the Debt Financing and the Equity Financing, the “Financing”). Parent has also delivered to the Company a true, complete and correct copy of any fee letter in connection with the Debt Financing (it being understood that any such fee letter provided to the Company may be redacted to omit the numerical and percentage fee amounts and payment dates provided therein) (any such fee letter, a “Fee Letter”).

(b) As of the date hereof, (i) the Financing Commitments, in the form so delivered, are in full force and effect and are the legal, valid and binding obligations of Holdco, Parent and Merger Sub and, to the knowledge of Parent, of the other parties thereto, enforceable in accordance with the terms and conditions thereof, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (b) is subject to general principles of equity; (ii) none of the Financing Commitments have been amended or modified and to Parent’s knowledge, no such amendment or modification is contemplated; (iii) the respective commitments contained in the Financing Commitments have not been withdrawn, terminated or rescinded in any respect and, to Parent’s knowledge, no such withdrawal, termination or rescission is contemplated, provided that Parent and Merger Sub may replace, amend or supplement the Financing Commitments to the extent permitted by Section 6.2 and (iv) neither Holdco, Parent nor Merger Sub is in breach or default under the Financing Commitments. Assuming (i) the Available Company Cash shall equal or exceed the Required Available Cash Amount and (ii) the Financing is funded in accordance with the Financing Commitments, Parent and Merger Sub will have sufficient funds at the Effective Time to (1) consummate the transactions contemplated by this Agreement, including the Merger, on the terms contemplated by this Agreement, and (2) pay any other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement, including the Merger, upon the terms and conditions contemplated hereby and all related fees and expenses associated therewith. The Financing Commitments contain all of the conditions precedent to the obligations of the parties thereunder to make the Financing available to Parent or Merger Sub on the terms and conditions therein. As of the date of this Agreement, and subject to the accuracy of the representations and warranties of the Company set forth in Article III and compliance by the Company with its obligations hereunder, Parent and Merger Sub do not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Parent and Merger Sub at the time required to consummate the transactions contemplated by this Agreement, including the Merger. The Equity Commitment Letters provide that the Company is a third party beneficiary thereto with respect to the provisions therein. Parent and Merger Sub have fully paid any and all commitment fees or other fees required by the Financing Commitments that are due and payable prior to the date hereof. There are no side letters that impact the conditionality of the Financing or other agreements to which Parent or Merger Sub is a party related to the funding or investing, as applicable, of the full amount of the Financing other than (i) as expressly set forth in the Financing Commitments, (ii) any Fee Letter, and (iii) any customary engagement letter(s) and non-disclosure agreement(s) that do not impact the conditionality or amount of the Financing.

(c) Concurrently with the execution of this Agreement, Parent has caused the Guarantors to deliver to the Company a duly executed Limited Guarantee. The Limited Guarantee is in full force and effect and constitutes a legal, valid, binding and enforceable obligation of each Guarantor, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (b) is subject to general principles of equity, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of such Guarantor under the Limited Guarantee.

Section 4.11 Shareholder and Management Arrangements. Except as disclosed in this Agreement and in Section 4.11 of the Parent Disclosure Letter, neither Parent nor Merger Sub, nor any of their respective Affiliates (other than any Company Related Party), is a party to any Contracts, or has made or entered into any arrangements or other understandings with any shareholder, director, officer or other Affiliate of the Company or any of its Subsidiaries (other than any Parent Related Party) relating to this Agreement, the Merger or any other transactions contemplated by this Agreement. Parent and Merger Sub have delivered to the Company complete and correct copies of any such Contract (if any).

Section 4.12 Solvency. Neither Parent and Merger Sub has taken any steps to seek protection pursuant to any bankruptcy Law nor does Parent or Merger Sub have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy Legal Proceedings or any knowledge of any fact which would reasonably lead a creditor to do so. Parent and Merger Sub, individually and on a consolidated basis, are not as of the date hereof, and after giving effect to the transactions contemplated hereby to occur at the Closing, will not be, Insolvent. Neither Parent nor Merger Sub is in default in any material respect with respect to any indebtedness.

Section 4.13 No Other Representations or Warranties. Except for the representations and warranties set forth in this Article IV, neither Parent nor Merger Sub, nor any of their respective Affiliates, shareholders, directors, officers, employees, agents, representatives or advisors, nor any other Person, has made or is making any other express or implied representation or warranty with respect to Parent or Merger Sub or their respective business or operations, including with respect to any information in connection with the transactions contemplated hereby provided or made available to the Company or any of its Subsidiaries, their Affiliates or any of their Representatives.

Section 4.14 Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. In connection with the due diligence investigation of the Company by Parent, Merger Sub, their Affiliates and their respective shareholders, directors, officers, employees, agents, representatives or advisors, Parent, Merger Sub, their Affiliates and their respective shareholders, directors, officers, employees, agents, representatives and advisors have received and may continue to receive after the date hereof from the Company and its Affiliates, shareholders, directors, officers, employees, agents, representatives and advisors certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its business and operations. Parent and Merger Sub hereby acknowledge and agree (a) that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, with which Parent and Merger Sub are familiar, (b) that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), (c) that Parent and Merger Sub will have no claim against the Company or any of its Subsidiaries, or any of their respective Affiliates, shareholders, directors, officers, employees, agents, representatives or advisors, or any other Person, with respect thereto and (d) that none of the Company or any of its Subsidiaries, nor any of their respective Affiliates, shareholders, directors, officers, employees, agents, representatives or advisors, nor any other Person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking statements or business plans); provided that, nothing contain in this Section 4.14 shall be deemed to limit the representations and warranties of the Company set forth in Article III.

ARTICLE V

COVENANTS OF THE COMPANY

Section 5.1 Interim Conduct of Business.

(a) Except as (i) expressly contemplated, required or permitted by this Agreement, (ii) required by applicable Law, (iii) set forth in Section 5.1(a) of the Company Disclosure Letter, or (iv) approved by Parent in writing (which approval will not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company and each of its Subsidiaries shall (A) carry on its business in the ordinary course, and (B) use its reasonable best efforts to preserve substantially intact its current business organization, and to keep available the service of its current officers, employees, consultants, contractors, subcontractors and agents, and preserve the current relationships of the Company and each of its Subsidiaries with material customers, suppliers and other Persons with whom the Company or any of its Subsidiaries has significant business relations, in each case consistent with past practice.

(b) Except as (i) contemplated, required or permitted by this Agreement, (ii) required by applicable Law, (iii) set forth in Section 5.1(b) of the Company Disclosure Letter, or (iv) approved by Parent in writing (which approval will not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company shall not do any of the following and shall not permit any of its Subsidiaries to do any of the following (it being understood and hereby agreed that if any action is expressly permitted by any of the following subsections, such action shall be expressly permitted under Section 5.1(a)):

(i) amend its memorandum of association, articles of association or comparable organizational documents;

(ii) issue, sell, pledge, dispose of, transfer, deliver, grant or encumber, or agree or commit or authorize to issue, sell, pledge, dispose of, transfer, deliver, grant or encumber (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Company Securities or any Subsidiary Securities or any obligation described in Section 3.7(c)(v), except for the issuance and sale of Company Shares (including Company Shares represented by ADSs) pursuant to Company Share Awards outstanding as of the date hereof;

(iii) directly or indirectly acquire, repurchase or redeem any Company Securities or enter into any Contract which obligates the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities, except as required in connection with Tax withholdings and settlements upon the exercise or vesting of Company Share Awards outstanding as of the date hereof consistent with past practice;

(iv) (A) split, combine, subdivide or reclassify any shares, or (B) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares, or make any other actual, constructive or deemed distribution in respect of shares, except for cash dividends made by any direct or indirect Subsidiary of the Company to the Company or one of its Subsidiaries;

(v) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries, except for the transactions contemplated by this Agreement;

(vi) (A) incur, modify, renew or assume any long-term or short-term debt for borrowed monies or issue any debt securities, except for debt incurred in the ordinary course of business under letters of credit, lines of credit of other credit facilities or arrangements in effect on the date hereof or issuance or repayment of commercial paper in the ordinary course of business consistent with past practice and in amounts not material to the Company and its Subsidiaries, taken as a whole, (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person in excess of RMB10,000,000 individually or RMB 20,000,000 in the aggregate, except with respect to obligations of direct or indirect Subsidiaries of the Company, (C) make any loans, advances or capital contributions to or investments in any other Person (other than the Company or any of its direct or indirect wholly-owned Subsidiaries), except for business expense advances in the ordinary course of business consistent with past practice to employees of the Company or any of its Subsidiaries in an aggregate amount not in excess of RMB 20,000,000, or (D) mortgage or pledge any of its or its Subsidiaries’ assets, tangible or intangible, or create or suffer to exist any Lien thereupon (other than Permitted Liens);

(vii) except as may be required by applicable Law or the terms of any employee benefit plan as in effect on the date hereof, (A) enter into, adopt, amend (including acceleration of vesting), extend, modify or terminate any bonus, profit sharing, incentive, compensation, severance, retention, termination, option, appreciation right, performance unit, share equivalent, share purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the compensation, benefit or welfare of any officer or employee in any manner, except in any such case (1) in connection with the hiring of new officers or employees in the ordinary course of business consistent with past practice, and (2) in connection with the promotion of officers or employees in the ordinary course of business consistent with past practice, or (B) increase the compensation payable or to become payable to any officer or employee, pay or agree to pay any special bonus or special remuneration to any officer or employee, or pay or agree to pay any compensation or benefit not required by any plan or arrangement as in effect as of the date hereof, except, with respect to non-executive employees, in the ordinary course of business consistent with past practice;

(viii) except as required as a result of a change in applicable Law or in GAAP, make any material change in any of the accounting principles, policies, procedures or practices used by it;

(ix) (A) make, change or rescind any material Tax election, (B) settle or compromise any material income Tax liability, or (C) consent to any extension or waiver of any limitation period with respect to any claim or assessment for material Taxes, (D) amend any income or other material Tax Return, in each case to the extent such election, settlement, compromise, extension, waiver, amendment or other action would have the effect of materially increasing the Tax liability of the Company or any of its Subsidiaries for any period ending after the Closing Date or materially decreasing any Tax attribute of the Company or any of its Subsidiaries existing on the Closing Date;

(x) (A) acquire (by merger, consolidation or acquisition of stock or assets) any other Person or division thereof or any equity interest therein; (B) sell, lease, allow to lapse, or otherwise dispose of any properties or assets of the Company or its Subsidiaries, which are material to the Company and its Subsidiaries, taken as a whole, or in any transaction or related series of transactions, in excess of RMB 10,000,000 (other than (x) grant of non-exclusive rights (including licenses, sublicenses, covenants not to sue, releases or immunities) in, under or to Intellectual Property in the ordinary course of business consistent with past practice, or (y) abandonment or permission to lapse of immaterial Intellectual Property in accordance with reasonable business judgment of the Company or its Subsidiaries or the expiration of Intellectual Property) or (C) authorize any new capital expenditure or expenditures which, individually, is in excess of RMB 10,000,000 or, in the aggregate, are in excess of RMB 20,000,000;

(xi) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice of liabilities reflected or reserved against in the Company Balance Sheet as included in the Company SEC Reports, or incurred subsequent to such date in the ordinary course of business consistent with past practice;

(xii) settle or compromise any pending or threatened Legal Proceeding relating to the transactions contemplated hereby;

(xiii) (A) cancel, materially modify, terminate or grant a waiver of any rights under any Material Contract (except for any modification or amendment that is beneficial to the Company), (B) enter into a new Contract that (x) would be a Material Contract if in existence as of the date of this Agreement or (y) contains, unless required by applicable Law, a change of control provision in favor of the other party or parties thereto or would otherwise require a payment to or give rise to any rights to such other party or parties in connection with the transactions contemplated hereby, or (C) waive, release, cancel, convey or otherwise assign any material rights or claims under any such Material Contract or new Contract;

(xiv) fail to make in a timely manner any filings or registrations with (i) the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder or (ii) any other Governmental Authority;

(xv) create any new joint venture material to the Company and its Subsidiaries, taken as a whole;

(xvi) adopt, propose, effect or implement any “shareholder rights plan,” “poison pill” or similar arrangement; or

(xvii) enter into a Contract, or otherwise resolve or agree in any legally binding manner, to take any of the actions prohibited by this Section 5.1(b).

(c) Notwithstanding the foregoing, nothing in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the business or operations of the Company or its Subsidiaries at any time prior to the Effective Time. Prior to the Effective Time, the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their own business and operations.

Section 5.2 No Solicitation.

(a) Subject to Section 5.2(b), the Company and its Subsidiaries shall not, nor shall they authorize or knowingly permit any of their respective Representatives to, directly or indirectly, (i) solicit, initiate or induce the making, submission or announcement of, or encourage, facilitate or assist, any proposal or offer that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, (ii) furnish to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) any non-public information relating to the Company or any of its Subsidiaries, or afford to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries, in any such case with the intent to induce the making, submission or announcement of, or the intent to encourage, facilitate or assist, an Acquisition Proposal or any inquiries or the making of any proposal that would reasonably be expected to lead to an Acquisition Proposal, (iii) participate in, continue or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal, (iv) agree to, approve, endorse or recommend an Acquisition Proposal or enter into any letter of intent, agreement or agreement in principle, merger agreement or other similar agreement with respect to an Acquisition Proposal (in each case, other than as permitted pursuant to Section 5.3(c)), (v) authorize or permit any Representatives of the Company or any of its Subsidiaries retained by or acting directly or indirectly under the direction of the Company or any of its Subsidiaries, to take any action set forth in the preceding clauses (i) through (iv) of this Section 5.2(a), or (vi) release any third party from, or waive any provision of, any confidentiality or standstill agreement to which it is a party. Immediately after the execution and delivery of this Agreement, the Company will, and will cause its Subsidiaries and Affiliates and their respective Representatives to, cease and terminate any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any possible Acquisition Proposal.

(b) Notwithstanding anything to the contrary set forth in Section 5.2(a), prior to the time the Shareholder Approval is obtained, if the Company receives an unsolicited bona fide written Acquisition Proposal from any Person that did not result from a breach by the Company of Section 5.2(a) and that has not been withdrawn, (i) the Company Board (acting through the Special Committee, if in existence), may, directly or indirectly through the Company’s Representatives, contact such Person to clarify and understand the terms and conditions thereof in order to assess whether such Acquisition Proposal is or would, or would reasonably be expected to, result in a Superior Proposal, and (ii) if the Company Board has (A) determined, in its good faith judgment, upon the recommendation of the Special Committee (after consultation with a financial advisor of internationally recognized reputation and outside legal counsel), that such Acquisition Proposal is or would reasonably be expected to result in a Superior Proposal and (B) determined, in its good faith judgment upon the recommendation of the Special Committee (upon advice by outside legal counsel), that, in light of such Acquisition Proposal, failure to enter into discussions with or furnish such information to the Person who made such Acquisition Proposal would reasonably be expected to be inconsistent with its fiduciary duties to the Company and its shareholders under applicable Law, then the Company and its Representatives may (x) participate or engage in discussions or negotiations with the Person that has made such Acquisition Proposal or (y) furnish to the Person making such Acquisition Proposal any information (including non-public information) relating to the Company or any of its Subsidiaries; provided that the Company shall (1) notify Parent of any Acquisition Proposal (including, without limitation, all material terms and conditions thereof and the identity of the Person making it) as promptly as practicable (but in no case later than 48 hours) after its receipt thereof, and shall provide Parent with a copy of, any written Acquisition Proposal or amendments or supplements thereto, and shall thereafter inform Parent on a prompt basis of the status of any inquiries, discussions or negotiations with such third party, and any material changes to the terms and conditions of such Acquisition Proposal, (2) obtain from such Person an Acceptable Confidentiality Agreement (it being understood that an Acceptable Confidentiality Agreement and any related agreements shall not include any provision granting such Person exclusive rights to negotiate with the Company or having the effect of prohibiting the Company from satisfying its obligations under this Agreement) and (3) concurrently give Parent a copy of any information delivered to such Person that was not previously provided to Parent. The Company shall not, and shall cause its Subsidiaries not to, enter into any Contract with any Person subsequent to the date hereof that would restrict the Company’s ability to provide such information to Parent, and neither the Company nor any of its Subsidiaries is currently party to any agreement that prohibits the Company from providing the material information described in this Section 5.2(b) to Parent.

Section 5.3 Company Board Recommendation.

(a) Subject to the terms of Section 5.3(b), Section 5.3(c), Section 5.3(d) and Section 5.3(e), the Company Board shall recommend that the Company Shareholders approve this Agreement, the Plan of Merger and the Merger (the “Company Board Recommendation”).

(b) Neither the Company Board nor any committee thereof (including the Special Committee) shall (i) (A) fail to make a Company Board Recommendation or fail to include the Company Board Recommendation in the Proxy Statement, (B) withhold, withdraw (or not continue to make), qualify or modify, or propose to withhold, withdraw (or not continue to make), qualify or modify, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation, (C) adopt, approve or recommend or propose to adopt, approve or recommend (publicly or otherwise) any Acquisition Proposal, (D) fail to recommend against any Acquisition Proposal subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within ten (10) Business Days after the commencement of such Acquisition Proposal, (E) publicly announce its intention to take any of the actions described in foregoing clauses (A) through (D) (any of such actions described in clauses (A) through (E) being referred to as a “Company Board Recommendation Change”), or (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement, merger agreement or other similar agreement relating to any Acquisition Proposal (other than any Acceptable Confidentiality Agreement entered into in accordance with Section 5.2(b)) (each, an “Alternative Acquisition Agreement”).

(c) Notwithstanding anything in this Section 5.3 to the contrary, at any time prior to the time the Shareholder Approval is obtained, if the Company has received a written, bona fide Acquisition Proposal that did not arise or result from a breach of Section 5.2(a), that is not withdrawn and that the Company Board determines, upon the recommendation of the Special Committee (after having received the advice of a financial advisor of internationally recognized reputation and outside legal counsel), in its good faith judgment constitutes a Superior Proposal, the Company Board may, upon recommendation of Special Committee (after having received the advice of a financial advisor of internationally recognized reputation and outside legal counsel), (x) make a Company Board Recommendation Change, and/or (y) authorize the Company to terminate this Agreement pursuant to Section 9.1(e) to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, if the Company Board determines, upon the recommendation of the Special Committee (after having received the advice of a financial advisor of internationally recognized reputation and outside legal counsel), in its good faith judgment, failure to do so would reasonably be expected to be inconsistent with its fiduciary duties to the Company and its shareholders under applicable Law; provided, that (A) the Company has notified Parent in writing that it intends to effect a Company Board Recommendation Change (which notice shall advise Parent that the Company Board has received a Superior Proposal, describe in reasonable detail the reasons for such Company Board Recommendation Change, specify the material terms and conditions of such Superior Proposal and identify the person making such Superior Proposal) (a “Recommendation Change Notice”, it being agreed that the Recommendation Change Notice and any amendment or update to such notice and the determination to so deliver such notice, or update or amend public disclosures with respect thereto shall not constitute a Company Board Recommendation Change for purposes of this Agreement), (B) if requested by Parent, the Company shall have made its Representatives available to discuss with Parent’s Representatives any proposed modifications to the terms and conditions of this Agreement during the period beginning at 5:00 p.m. Hong Kong Time on the day of delivery by the Company to Parent of such Recommendation Change Notice and ending five (5) Business Days later at 5:00 p.m. Hong Kong Time (the “Negotiation Period”), (C) during the Negotiation Period, the Company shall have negotiated with, and directed its Representatives to negotiate with, Parent and its Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement and/or the terms of the Financing Commitments, so that such Acquisition Proposal would cease to constitute a Superior Proposal (any amendment to the terms of such Superior Proposal during the Negotiation Period shall require a new Recommendation Change Notice of the terms of such amended Superior Proposal from the Company and an additional Negotiation Period that satisfies this Section 5.3(b)), and (D) following the end of the Negotiation Period (or any additional Negotiation Period, if applicable), the Company Board determines, in its good faith judgment upon the recommendation of the Special Committee (after having received the advice of a financial advisor of internationally recognized reputation and outside legal counsel), that the Acquisition Proposal giving rise to the Recommendation Change Notice continues to constitute a Superior Proposal and that failure to take any of the actions referenced in subsection (x) or (y) herein would reasonably be expected to be inconsistent with its fiduciary duties to the Company and its shareholders under applicable Law.

(d) Notwithstanding anything in this Section 5.3 to the contrary, at any time prior to the time the Shareholder Approval is obtained, if an Intervening Event has occurred and the Company Board determines, upon the recommendation of the Special Committee (after having received the advice of a financial advisor of internationally recognized reputation and outside legal counsel), in its good faith judgment that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties to the Company and its shareholders under applicable Law, the Company Board may make a Company Board Recommendation Change; provided that the Company Board shall not make such Company Board Recommendation Change unless (i) the Company has provided to Parent at least five (5) Business Days’ prior written notice that it intends to take such action and specifying in reasonable detail the facts underlying the decision by the Company Board to take such action, (ii) during such five (5) Business Day period, if requested by Parent, the Company has engaged with, and has directed its Representatives to engage with, Parent and its Representatives in good faith negotiations to make such adjustments in the terms and conditions of this Agreement and/or the terms of the Financing Commitments in such a manner that obviates the need for such Company Board Recommendation Change and (iii) following the end of such five (5) Business Day period, the Company Board determines, in its good faith judgment upon the recommendation of the Special Committee (after having received the advice of a financial advisor of internationally recognized reputation and outside legal counsel), that failure to make a Company Board Recommendation Change would still reasonably be expected to be inconsistent with its fiduciary duties to the Company and its shareholders under applicable Law.

(e) Nothing contained in this Section 5.3 shall prohibit the Company Board or the Special Committee, if in existence, from complying with its disclosure obligations under applicable Law with regard to an Acquisition Proposal; provided, that making such disclosure shall not in any way limit or modify the effect of the Company Board Recommendation, or if such disclosure includes a Company Board Recommendation Change or has the substantive effect of withdrawing or adversely modifying the Company Board Recommendation, Parent shall have the right to terminate this Agreement as set forth in Section 9.1(i) (it being understood that a statement by the Company that factually describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto, or any “stop, look or listen” communication that contains only the information set forth in Rule 14d-9(f) under the Exchange Act, shall not be deemed a Company Board Recommendation Change).

Section 5.4 Access. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company and its Subsidiaries shall (a) afford Parent and its Representatives reasonable access during normal business hours, upon reasonable notice, to the offices, properties, books and records and personnel of the Company and its Subsidiaries and (b) instruct its Representatives to reasonably cooperate with Parent and its Representatives in its investigation; provided that the Company may restrict or otherwise prohibit access to any documents or information to the extent that (i) any applicable Law requires the Company to restrict or otherwise prohibit access to such documents or information, (ii) such documents or information are subject to any attorney-client privilege, work product doctrine or other legal privilege applicable to such documents or information, or (iii) access to a Contract entered into prior to the date of this Agreement to which the Company or any of its Subsidiaries is a party or otherwise bound would violate or cause a default under, or give a third party the right to terminate or accelerate the rights under, such Contract; provided further that no information or knowledge obtained by Parent in any investigation conducted pursuant to the access contemplated by this Section 5.4 shall affect or be deemed to modify any representation or warranty of the Company set forth in this Agreement and the Company shall use its reasonable best efforts to cause the documents and/or information referenced in subsections (a), (b) and (c) to be provided in a manner that would not result in the violation of such Laws, the jeopardizing of any such privileges, or the violation or breach, or giving rise to a right of termination or acceleration, of such Contracts, as the case may be. Any investigation conducted pursuant to the access contemplated by this Section 5.4 shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or create a risk of damage or destruction to any property or assets of the Company or any of its Subsidiaries. Any access to the Company’s properties shall be subject to the Company’s reasonable security measures and insurance requirements and shall not include the right to perform invasive testing. The terms and conditions of the Confidentiality Agreement shall apply to any information obtained by Parent or any of its Representatives in connection with any investigation conducted pursuant to the access contemplated by this Section 5.4.

Section 5.5 Certain Litigation. Each party hereto shall promptly advise the other parties hereto of any litigation commenced after the date hereof against such party or any of its directors (in their capacity as such) by any Company Shareholders (on their own behalf or on behalf of the Company) relating to this Agreement or the transactions contemplated hereby, and shall keep the other parties hereto reasonably informed regarding any such litigation. Each party hereto shall give the other parties hereto the opportunity to consult with such party regarding the defense or settlement of any such shareholder litigation and shall consider such other parties’ views with respect to such shareholder litigation.

ARTICLE VI

COVENANTS OF PARENT AND MERGER SUB

Section 6.1 Directors’ and Officers’ Indemnification and Insurance.

(a) The Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) honor and fulfill in all respects the obligations of the Company and its Subsidiaries under any and all indemnification agreements between the Company or any of its Subsidiaries and any of their respective current or former directors and officers and any person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time (the “Indemnified Persons”). In addition, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) cause the articles of association (and other similar organizational documents) of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable to the Indemnified Person as the indemnification, exculpation and advancement of expenses provisions contained in the articles of association (or other similar organizational documents) of the Company and its Subsidiaries as of the date hereof and during such six (6)-year period, such provisions shall not be repealed, amended or otherwise modified in any manner except as required by applicable Law.

(b) Without limiting the generality of the provisions of Section 6.1(a), during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, to the fullest extent permitted by applicable Law, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) indemnify and hold harmless each Indemnified Person from and against any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, proceeding, investigation or inquiry, whether civil, criminal, administrative or investigative, to the extent such claim, proceeding, investigation or inquiry arises out of or pertains to (i) any action or omission or alleged action or omission in such Indemnified Person’s capacity as a director or officer of the Company or any of its Subsidiaries at or prior to the Effective Time, or (ii) any of the transactions contemplated by this Agreement; provided that if, at any time prior to the sixth (6th) anniversary of the Effective Time, any Indemnified Person delivers to Parent a written notice asserting a claim for indemnification under this Section 6.1(b), then the claim asserted in such notice shall survive the sixth (6th) anniversary of the Effective Time until such time as such claim is fully and finally resolved; provided, further, that such indemnification shall be subject to any limitation imposed from time to time under applicable Law. In addition, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, to the fullest extent permitted by applicable Law and subject to this Agreement, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) advance, prior to the final disposition of any claim, proceeding, investigation or inquiry for which indemnification may be sought under this Agreement, promptly following request by an Indemnified Person therefor, all costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses) incurred by such Indemnified Person in connection with any such claim, proceeding, investigation or inquiry upon receipt of an undertaking by such Indemnified Person to repay such advances if it is ultimately decided in a final, non-appealable judgment by a court of competent jurisdiction that such Indemnified Person is not entitled to indemnification. In the event of any such claim, proceeding, investigation or inquiry, (A) the Surviving Corporation shall have the right to control the defense thereof after the Effective Time if the Surviving Corporation reasonably determines that no conflict of interest exists between Parent and the Surviving Corporation, on the one hand, and the Indemnified Person, on the other, (B) each Indemnified Person shall be entitled to retain his or her own counsel, whether or not the Surviving Corporation shall elect to control the defense of any such claim, proceeding, investigation or inquiry, and (C) the Surviving Corporation shall pay all reasonable fees and expenses of such counsel retained by an Indemnified Person, promptly after statements therefor are received, in each case of the foregoing clauses (B) and (C), whether or not the Surviving Corporation shall elect to control the defense of any such claim, proceeding, investigation or inquiry. Notwithstanding anything to the contrary set forth in this Section 6.1(b) or elsewhere in this Agreement, neither the Surviving Corporation nor Parent shall settle or otherwise compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, proceeding, investigation or inquiry for which indemnification may be sought by an Indemnified Person under this Agreement unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Persons from all liability arising out of such claim, proceeding, investigation or inquiry or such Indemnified Party otherwise consents in writing to such settlement, compromise or consent. Each of Parent, the Surviving Company and the Indemnified Parties shall cooperate in the defense of any Legal Proceeding and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(c) During the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain in effect the Company’s current directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time, covering each person covered by the D&O Insurance (or the Surviving Company may substitute therefor policies of substantially equivalent coverage with respect to matters occurring prior to the Effective Time); provided that in satisfying its obligations under this Section 6.1(c), Parent and the Surviving Corporation shall not be obligated to pay annual premiums in excess of three hundred percent (300%) of the annual premium of the D&O Insurance paid by the Company for the year of 2013 (such three hundred percent (300%) amount, the “Maximum Annual Premium”); provided further that, if the annual premiums of such insurance coverage exceed such amount, Parent and the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium. Prior to the Effective Time, notwithstanding anything to the contrary set forth in this Agreement, the Company may purchase, for an amount not to exceed six (6) times of the Maximum Annual Premium (in the case of a lump sum payment), a six (6)-year “tail” prepaid policy on terms and conditions providing substantially equivalent benefits as the D&O Insurance. In the event that the Company elects to purchase such a “tail” policy prior to the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other obligations of Parent and the Surviving Corporation under the first sentence of this Section 6.1(c) for so long as such “tail” policy shall be maintained in full force and effect.

(d) If Parent or the Surviving Corporation or any of their successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation shall assume all of the obligations of Parent and the Surviving Corporation set forth in this Section 6.1.

(e) The obligations set forth in this Section 6.1 shall not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other person who is a beneficiary under the D&O Insurance or the “tail” policy referred to in Section 6.1(c) (and their heirs and legal representatives)) without the prior written consent of such affected Indemnified Person or other person who is a beneficiary under the D&O Insurance or the “tail” policy referred to in Section 6.1(c) (and their heirs and legal representatives). Each of the Indemnified Persons and their heirs and legal representatives are intended to be third party beneficiaries of this Section 6.1, with full rights of enforcement as if a party thereto. The rights of the Indemnified Persons and their heirs and legal representatives under this Section 6.1 shall be in addition to, and not in substitution for, any other rights that such persons may have under the certificates of incorporation, bylaws or other equivalent organizational documents, any and all indemnification agreements of or entered into by the Company or any of its Subsidiaries, or applicable Law (whether at law or in equity).

(f) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.1 is not prior to or in substitution for any such claims under such policies.

Section 6.2 Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement.

Section 6.3 Financing.

(a) Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Financing on the terms and conditions described in the Financing Commitments, including by (i) maintaining in effect the Financing Commitments, (ii) satisfying on a timely basis all conditions applicable to Parent and Merger Sub in the Financing Commitments that are within their control, including without limitation paying when due all commitment fees and other fees arising under the Financing Commitments as and when they become due and payable thereunder, (iii) consummating the financing contemplated by the Financing Commitments at or prior to the Closing and (iv) enforcing its rights under the Financing Commitments.

(b) The Company shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done (in each case, subject to applicable Law), all things necessary to ensure that, at the Closing, the aggregate amount of Available Company Cash shall equal or exceed the Required Available Cash Amount (the “Available Company Cash Financing”). The Parties shall use their reasonable best efforts to cooperate with each other with respect to the Available Company Cash Financing and shall keep each other reasonably informed on a reasonably current basis of the status of the Available Company Cash Financing.

(c) If any portion of the Financing or the Available Company Cash Financing becomes, or is reasonably expected to be, unavailable on the terms and conditions contemplated by the Financing Commitments and by this Agreement, Parent and Merger Sub shall promptly notify the Company (in the case of the Available Company Cash Financing, the Company shall so notify Parent) and Parent and Merger Sub shall use their reasonable best efforts to arrange and obtain alternative financing from alternative sources, in an aggregate amount sufficient, when added to any funds that are available under the Available Company Cash Financing and the Financing Commitments, to consummate the transactions contemplated hereby, and to enter into definitive agreements with respect thereto (the “Alternative Financing Documents”), with terms and conditions (including with respect to conditionality) that are no less favorable, in the aggregate, from the standpoint of Parent in any material respect than the terms and conditions (including with respect to conditionality) set forth in the Financing Commitments and by this Agreement as promptly as practicable following the occurrence of such event (the “Alternative Financing”). If Parent becomes aware of the existence of any fact or event that would reasonably be expected to cause the Debt Financing to become unavailable on the terms and conditions contemplated by the Debt Commitment Letter, Parent and Merger Sub shall use their reasonable best efforts to either cure or eliminate such fact or event, or to arrange and obtain the Alternative Financing. Parent shall promptly provide a true, correct and complete copy of each alternative financing agreement (together with a redacted copy of any related fee letter) to the Company.

(d) Neither Parent nor Merger Sub shall amend, alter or waive, or agree to amend, alter or waive (in any case whether by action or inaction), any term of the Financing Commitments without the prior written consent of the Company (or, if in existence, the Special Committee) if such amendment, modification or waiver (i) reduces (or could have the effect of reducing) the aggregate amount of the Financing (including by increasing the amount of fees to be paid or original issue discount unless the Financing is increased by a corresponding amount or additional Financing is otherwise made available to fund such fees or original issue discount), or (ii) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the Financing, or otherwise expands, amends or modifies any other provisions of the Financing Commitments, in each case, that would reasonably be expected to have a Parent Material Adverse Effect. Parent shall promptly notify the Company of (A) the expiration or termination (or attempted or purported termination, whether or not valid) of any Financing Commitment, (B) any breach of any material provisions of any of the Financing Commitments by any party thereto of which Parent becomes aware; or (C) any refusal by the parties to the Financing Commitments to provide or any stated intent by the parties to the Financing Commitments to refuse to provide the Financing contemplated by the Financing Commitments.

(e) Prior to the Closing, the Company shall, and shall cause each of its Subsidiaries and use its reasonable best efforts to cause its and their respective Representatives to provide to Parent and Merger Sub (at Parent’s sole cost and expense) any cooperation reasonably requested by Parent and Merger Sub in connection with the arrangement of the Debt Financing and any Alternative Financing (provided, that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), which cooperation shall include at the request of the Debt Financing and/or Alternative Financing sources, using reasonable best efforts to (i) deliver officer’s and other certificates as reasonably required by the Financing sources and as are, in the good faith determination of the Persons executing such certificates, accurate, (ii) execute and deliver any pledge and security documents, commitment letters, underwriting or placement agreements or other definitive financing documents, or other ancillary documentation as may be requested by Parent or its Representatives or otherwise facilitate the pledging of collateral, the delivery of pay-off letters and other cooperation in connection with the pay-off of the Company’s or its Subsidiaries’ existing indebtedness and release of all related Liens, provided, however, that no obligation of the Company or its Subsidiaries under any such agreement, pledge, guarantee, grant or other documentation contemplated by this clause (ii) shall be effective until at the Effective Time, (iii) take all actions reasonably necessary to (A) permit advisors, consultants and accountants of Parent or its Debt Financing and/or Alternative Financing sources to evaluate the Company’s assets, liabilities, cash management and accounting systems, policies and procedures relating thereto for purposes of establishing collateral eligibility and values and (B) establish bank and other accounts, blocked account agreements and lock box arrangements in connection with the foregoing, (iv) furnish Parent, Merger Sub and their respective Representatives promptly with all documentation and other information required with respect to the Financing under applicable “know your customer” and anti-money laundering rules and regulations, (v) provide Parent and the Debt Financing and/or Alternative Financing sources as promptly as practicable with financial and other pertinent information with respect to the Company and its Subsidiaries as reasonably required by Parent or the Financing sources and is customary in connection with the Financing, (vi) make the Company’s executive officers and other senior employees reasonably available to assist the Financing sources, (vii) obtain accountants’ comfort letters, legal opinions, surveys, appraisals, environmental reports and title insurance as may be reasonably requested by Parent, and (viii) take all reasonable corporate actions, subject to the occurrence of the Closing, to permit consummation of the Debt Financing and/or Alternative Financing. Neither the Company nor any of its Subsidiaries shall be required to pay any commitment fee or similar fee or incur any liability with respect to the Debt Financing and/or Alternative Financing prior to the Closing. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing and/or Alternative Financing.

(f) Parent shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives for and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Financing or, if applicable, the Alternative Financing and any information utilized in connection therewith, except in the event such liabilities or losses arise out of or result from the willful misconduct of the Company.

Section 6.4 Stock Exchange De-Listing. Parent shall use reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NYSE to cause the ADSs to be de-listed from the NYSE and the Company de-registered under the Exchange Act as soon as practicable following the Effective Time.

ARTICLE VII

ADDITIONAL COVENANTS OF ALL PARTIES

Section 7.1 Reasonable Best Efforts to Complete. Upon the terms and subject to the conditions set forth in this Agreement, each of Parent, Merger Sub and the Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties hereto in doing, all things reasonably necessary, proper or advisable under applicable Law or otherwise to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including using reasonable best efforts to: (a) cause the conditions set forth in Article VIII to be satisfied; and (b) obtain all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from Governmental Authorities and make all necessary registrations, declarations and filings with Governmental Authorities, that are necessary to consummate the Merger or the transactions contemplated hereby. In addition to the foregoing, neither Parent or Merger Sub, on the one hand, nor the Company, on the other hand, shall take any action that, or fail to take any action if such failure, is intended to, or has (or would reasonably be expected to have) the effect of, preventing, impairing, delaying or otherwise adversely affecting the consummation of the Merger or the ability of such party to fully perform its obligations under this Agreement.

Section 7.2 Regulatory Filings.

(a) Each of Parent and Merger Sub shall, and shall cause their respective Affiliates to, if applicable, on the one hand, and the Company shall, and shall direct its Affiliates to, on the other hand, promptly inform the other of any communication from any Governmental Authority regarding any of the transactions contemplated by this Agreement in connection with any filings or investigations with, by or before any Governmental Authority relating to this Agreement or the transactions contemplated hereby, including any proceedings initiated by a private party. In connection with and without limiting the foregoing, to the extent reasonably practicable and unless prohibited by applicable Law or by the applicable Governmental Authority, the parties hereto agree to (i) give each other reasonable advance notice of all meetings with any Governmental Authority relating to the Merger, (ii) give each other an opportunity to participate in each of such meetings, (iii) keep the other party reasonably apprised with respect to any oral communications with any Governmental Authority regarding the Merger, (iv) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the Merger, articulating any regulatory or competitive argument and/or responding to requests or objections made by any Governmental Authority, (v) provide each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all written communications (including any analyses, presentations, memoranda, briefs, arguments and opinions) with a Governmental Authority regarding the Merger, (vi) provide each other (or counsel of each party, as appropriate) with copies of all written communications to or from any Governmental Authority relating to the Merger, and (vii) cooperate and provide each other with a reasonable opportunity to participate in, and consider in good faith the views of the other with respect to, all material deliberations with respect to all efforts to satisfy the conditions set forth in Section 8.1(b). Any such disclosures, rights to participate or provisions of information by one party to the other may be made on a counsel-only basis to the extent required under applicable Law or as appropriate to protect confidential information.

(b) Each of Parent, Merger Sub and the Company shall cooperate with one another in good faith to (i) promptly determine whether any filings not expressly contemplated by this Agreement are required to be or should be made, and whether any other consents, approvals, permits or authorizations not expressly contemplated by this Agreement are required to be or should be obtained, from any Governmental Authority under any other applicable Law in connection with the transactions contemplated hereby, and (ii) promptly make any filings, furnish information required in connection therewith and seek to obtain timely any such consents, permits, authorizations, approvals or waivers that the parties determine are required to be or should be made or obtained in connection with the transactions contemplated hereby.

(c) Notwithstanding anything in this Agreement to the contrary, each of Parent, Merger Sub and the Company agrees, and shall cause each of its Subsidiaries, to take any and all actions necessary to obtain any consents, clearances or approvals required under or in connection with any antitrust Law, and to enable all waiting periods under any antitrust Law to expire, and to avoid or eliminate each and every impediment under any antitrust Law asserted by any Governmental Authority, in each case, to cause the Merger and the other transactions contemplated hereby to occur prior to the Outside Date, including but not limited to (i) promptly complying with or modifying any requests for additional information (including any second request) by any Governmental Authority and (ii) contesting, defending and appealing any threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of any party hereto to consummate the transactions contemplated hereby and taking any and all other actions to prevent the entry, enactment or promulgation thereof.

Section 7.3 Preparation of Proxy Statements and Schedule 13E-3; Company Shareholders Meeting.

(a) As promptly as practicable following the date hereof, the Company, with the assistance and cooperation of Parent and Merger Sub, shall, in accordance with applicable Law, (i) prepare and cause to be filed with the SEC as an exhibit to the Schedule 13E-3 the proxy statement relating to the Company Shareholders Meeting with respect to this Agreement and the Plan of Merger and the transactions contemplated by this Agreement (as amended or supplemented from time to time, the “Proxy Statement”); and (ii) cause to be mailed to the Company Shareholders the Proxy Statement at the earliest practicable date after the date that the SEC confirms it has no further comments to the Schedule 13E-3. Parent and Merger Sub shall as promptly as practicable furnish all information as the Company may reasonably request and otherwise cooperate with and assist the Company, at the Company’s reasonable request, in connection with the preparation of the Proxy Statement and the other actions to be taken by the Company under this Section 7.3(a). The Company will provide Parent with a reasonable opportunity to review and comment on the Proxy Statement prior to mailing the Proxy Statement to the shareholders or any amendments or supplements thereto.

(b) The Company and Parent shall cooperate to, (i) concurrently with the preparation of the Proxy Statement, jointly prepare and file with the SEC the Schedule 13E-3 relating to the transactions contemplated hereby and furnish to each other all information concerning such party as may be reasonably requested by the other party in connection with the preparation of the Schedule 13E-3; (ii) respond as promptly as reasonably practicable to any comments received from the SEC with respect to such filings and consult with each other prior to providing such response; (iii) as promptly as reasonably practicable after consulting with each other, prepare and file any amendments or supplements necessary to be filed in response to any SEC comments or as required by Law; (iv) have cleared by the SEC the Schedule 13E-3; and (v) to the extent required by applicable Law, as promptly as reasonably practicable prepare, file and distribute to the Company Shareholders any supplement or amendment to the Schedule 13E-3 if any event shall occur which requires such action at any time prior to the Company Shareholders Meeting.

(c) The Company shall, in accordance with applicable Law, notify Parent promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Schedule 13E-3 or the Proxy Statement or for additional information and will supply Parent with copies of all correspondence between the Company or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Schedule 13E-3 or the Proxy Statement. The Company shall give Parent a reasonable opportunity to comment on any correspondence with the SEC or its staff or any proposed material to be included in the Schedule 13E-3 or the Proxy Statement prior to transmission to the SEC or its staff and shall not, unless required by Law, transmit any such material to which Parent reasonably objects. If the Company, Parent or Merger Sub discovers at any time prior to the Effective Time any information that, pursuant to the Exchange Act, is required to be set forth in an amendment or supplement to the Proxy Statement or the Schedule 13E-3, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, then the party which discovers such information shall promptly notify the other party and an appropriate amendment to the Schedule 13E-3 describing such information shall be promptly filed with the SEC and an appropriate amendment or supplement describing such information shall be disseminated to the shareholders of the Company to the extent required by applicable Law.

(d) The Company, on the one hand, and Parent, on the other hand, will cause the information with respect to, supplied or to be supplied by or on behalf of the Company or any of its Subsidiaries, or Parent or Merger Sub, as the case may be, for inclusion or incorporation by reference in (a) the Schedule 13E-3 will not, at the time such document is filed with the SEC, or at any time such document is amended or supplemented or (b) the Proxy Statement will not, at the date of first mailing the Proxy Statement to the shareholders of the Company or any amendments or supplements thereto, and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(e) The Company shall (i) in accordance with applicable Law and the memorandum and articles of association of the Company, establish a record date for and duly call and convene an extraordinary general meeting of the Company Shareholders (the “Company Shareholders Meeting”) as promptly as practicable following the date hereof for the purposes of considering and, if thought fit by the Company Shareholders, passing resolutions to authorize and approve this Agreement, the Plan of Merger and the Merger, (ii) use reasonable best efforts to solicit the authorization and approval of this Agreement, the Plan of Merger and the Merger by the Company Shareholders and (iii) include in the Proxy Statement the Company Board Recommendation. Notwithstanding the foregoing, the Company may adjourn the Company Shareholders Meeting: (1) with the consent of Parent (which consent shall not be withheld if such adjournment is required by applicable Law); (2) if as of the time for which the Company Shareholders Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Company Shares (including Company Shares represented by ADSs) represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders Meeting; or (3) to allow reasonable time for the filing and mailing of any supplemental or amended disclosure which the Company Board has determined in good faith after consultation with outside counsel is necessary under applicable Laws and for such supplemental or amended disclosure to be disseminated and reviewed by the Company Shareholders prior to the Company Shareholders Meeting. Upon reasonable request of Parent, the Company shall use its reasonable best efforts to advise Parent on a daily basis on each of the last ten (10) Business Days prior to the date of the Company Shareholders Meeting, as to the aggregate tally of the proxies received by the Company with respect to the Shareholder Approval. Except as permitted by Section 5.3, the Company Board shall not effect a Company Board Recommendation Change.

(f) Notwithstanding the foregoing or anything else herein to the contrary, in the event that subsequent to the date hereof, the Company Board makes a Company Board Recommendation Change in accordance with Section 5.3, the Company shall nevertheless submit this Agreement to the holders of the Company Shares for approval at the Company Shareholders Meeting in accordance with this Section 7.3, unless this Agreement shall have been terminated by the Company in accordance with Section 9.1(e) prior to the Company Shareholders Meeting at which a vote is taken on this Agreement, the Plan of Merger and the Merger.

(g) Unless this Agreement has been terminated in accordance with its terms or the Company Board has effected a Company Board Recommendation Change, Parent and Merger Sub shall, at the Company Shareholders Meeting, vote, or cause their respective Affiliates that own Ordinary Shares to vote, all Ordinary Shares for which Parent, Merger Sub or such Affiliates, as applicable, have voting power, in favor of the authorization and approval of this Agreement, the Plan of Merger and the Merger.

Section 7.4 Anti-Takeover Laws. In the event that any anti-takeover Law is or becomes applicable to this Agreement or any of the transactions contemplated by this Agreement, the Company, Parent and Merger Sub shall use their respective reasonable best efforts to ensure that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms and subject to the conditions set forth in this Agreement and otherwise to minimize the effect of such Law on this Agreement and the transactions contemplated hereby.

Section 7.5 Public Statements and Disclosure. None of the Company, on the one hand, or Parent and Merger Sub, on the other hand, shall issue any public release or make any public announcement concerning this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any applicable United States securities exchange or regulatory or Governmental Authority to which the relevant party is subject or submits, wherever situated, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow the other party or parties hereto reasonable time to comment on such release or announcement in advance of such issuance (including the final form and content of any such release or announcement, as well as the timing of any such release or announcement); provided that the restrictions set forth in this Section 7.5 shall not apply to any release or announcement made or proposed to be made by the Company in connection with a Company Board Recommendation Change made in accordance with Section 5.3(c).

Section 7.6 Actions Taken at Direction of Parent/Rollover Shareholders; Knowledge of Parent/Rollover Shareholders. Notwithstanding any other provision of this Agreement to the contrary, the Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, including, without limitation, Article VI and Article VII hereof, if the alleged breach is the proximate result of action or inaction taken by the Company or any of its Subsidiaries at the direction of Parent and all Rollover Shareholders without the approval or direction of the Company Board (acting with the concurrence of the Special Committee) or the Special Committee. Neither Parent nor Merger Sub shall have any right to (a) terminate this Agreement under Section 9.1, (b) claim that the condition to the obligations of Parent and Merger Sub set forth in Section 8.2 has failed to be satisfied, or (c) claim any damage or seek any other remedy at law or in equity, in each case for any breach of or inaccuracy in the representations and warranties made by the Company in Article III to the extent each Rollover Shareholder has actual knowledge of such breach or inaccuracy as of the date hereof.

ARTICLE VIII

CONDITIONS TO THE MERGER

Section 8.1 Conditions to the Obligations of Each Party. The respective obligations of Parent, Merger Sub and the Company to consummate the Merger shall be subject to the satisfaction or waiver (except with respect to the condition set forth in Section 8.1(a), which cannot be waived) by mutual written agreement of Parent and the Company (subject to the approval of the Special Committee), prior to the Effective Time, of each of the following conditions:

(a) Shareholder Approval. The Company shall have received the Shareholder Approval.

(b) No Legal Prohibition. No Governmental Authority of competent jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect and has the effect of making the Merger illegal in any jurisdiction in which the Company has material business or operations or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in any jurisdiction in which the Company has material business or operations, or (ii) issued or granted any Order that has the effect of making the Merger illegal in any jurisdiction in which the Company has material business or operations or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in any jurisdiction in which the Company has material business or operations.

Section 8.2 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger shall be subject to the satisfaction or waiver prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by Parent:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 3.1, Section 3.2, Section 3.3 and Section 3.4 shall be true and correct in all respects as of the date hereof and as of the Closing, as though made on and as of such date and time (except to the extent expressly made as of an earlier date, in which case as of such earlier date); (ii) the representations and warranties of the Company set forth in Section 3.7 shall be true and correct in all respects (except for de minimis inaccuracies), as though made on and as of such date and time (except to the extent expressly made as of an earlier date, in which case as of such earlier date); and (iii) each of the other representations and warranties of the Company set forth in Article III (disregarding for this purpose any limitation or qualification by “materiality” or “Company Material Adverse Effect” or any words of similar import set forth therein), shall be true and correct in all respects as of the date hereof and as of the Closing Date, as though made on and as of such date and time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except for any failure to be so true and correct which has not had a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects the material obligations that are to be performed by it under this Agreement at or prior to the Closing.

(c) No Material Adverse Effect. Since the date hereof, there shall not have occurred a Company Material Adverse Effect.

(d) Officer’s Certificate. Parent and Merger Sub shall have received a certificate of the Company, validly executed for and on behalf of the Company and in its name by a duly authorized officer thereof, certifying that the conditions set forth in Section 8.2(a) through Section 8.2(b) have been satisfied.

Section 8.3 Conditions to the Company’s Obligations to Effect the Merger. The obligations of the Company to consummate the Merger shall be subject to the satisfaction or waiver prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by the Company, subject to the approval of the Special Committee:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except for those representations and warranties that address matters only as of a particular date, which representations and warranties shall have been true and correct as of such particular date), except (i) for any failure to be so true and correct which has not had, or would not reasonably be expected to have, a Parent Material Adverse Effect and (ii) for changes contemplated by this Agreement.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects the material obligations that are to be performed by Parent and Merger Sub under this Agreement at or prior to the Closing.

(c) Officer’s Certificate. The Company shall have received a certificate of Parent and Merger Sub, validly executed for and on behalf of Parent and Merger Sub and in their respective names by a duly authorized officer thereof, certifying that the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

Section 9.1 Termination. This Agreement may be validly terminated only as follows (it being understood and hereby agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a) at any time prior to the Effective Time (notwithstanding the prior receipt of the Shareholder Approval), by mutual written agreement of Parent and the Company (acting through the Special Committee, if in existence); or

(b) by either the Company (acting through the Special Committee, if in existence) or Parent, at any time prior to the Effective Time (notwithstanding the prior receipt of the Shareholder Approval), in the event that the Effective Time shall not have occurred on or before April 18 2015, (such date referred to herein as the “Outside Date”); provided that the right to terminate this Agreement pursuant to this Section 9.1(b) shall not be available to any party hereto whose breach or failure to fulfill any of its obligations hereunder has been the principal cause of, or primarily resulted in, the failure of the Closing to occur on or before such date; or

(c) by either the Company (acting through the Special Committee, if in existence) or Parent, at any time prior to the Effective Time, in the event that the Company Shareholders Meeting at which a vote is taken on this Agreement, the Plan of Merger and the Merger shall have been held and the Company shall have failed to obtain the Shareholder Approval at such Company Shareholders Meeting or at any adjournment thereof; or

(d) by either the Company (acting through the Special Committee, if in existence) or Parent, at any time prior to the Effective Time, in the event that any Law or Order having the effect set forth in Section 8.1(b) shall be in effect and shall have become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(d) shall not be available to any party if the issuance of such final, non-appealable Law or injunction was primarily due to the breach or failure of such party to perform in a material respect any of its obligations under this Agreement; or

(e) by the Company (acting through the Special Committee, if in existence), in the event that: (i) the Company Board (acting through the Special Committee, if in existence) shall have authorized the Company, subject to complying with the covenants and agreements in Section 5.3(c), to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal; (ii) concurrently with the termination of this Agreement the Company enters into an Alternative Acquisition Agreement with respect to a Superior Proposal; and (iii) concurrently with such termination the Company pays to Parent in immediately available funds the Company Termination Fee required to be paid pursuant to Section 9.3(b); or

(f) by the Company (acting through the Special Committee, if in existence), at any time prior to the Effective Time (notwithstanding the prior receipt of the Shareholder Approval), in the event that (i) the Company has not breached any of its representations, warranties or covenants under this Agreement in any material respect that would result in any of the conditions to Closing set forth in Section 8.1 or Section 8.2 not being satisfied and (ii) Parent or Merger Sub shall have breached any of its representations, warranties or covenants under this Agreement (A) such that any of the conditions set forth in Section 8.1 or Section 8.3 would not be satisfied and (B) such breach cannot be cured by the Outside Date, or if capable of being cured, shall not have been cured within thirty (30) days after Parent has received written notice of such breach or failure to perform from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 9.1(f) and the basis for such termination (or, if earlier, the Outside Date); or

(g) by the Company (acting through the Special Committee, if in existence), in the event that (i) the conditions set forth in Section 8.1 and Section 8.2 have been satisfied (excluding conditions that by their terms are to be satisfied on the Closing Date but subject to their satisfaction or waiver by the party having the benefit thereof), (ii) the Company has irrevocably confirmed by written notice to Parent that all conditions set forth in Section 8.3 have been satisfied or waived and it is ready, willing and able to consummate the Closing on or prior to the date the Closing should have occurred pursuant to Section 2.2 and (iii) Parent and Merger Sub fail to complete the Closing within five (5) Business Days following the date the Closing should have occurred; or

(h) subject to Section 7.6, by Parent, at any time prior to the Effective Time (notwithstanding the prior receipt of the Shareholder Approval), in the event that (i) Parent and Merger Sub have not breached any of their respective representations, warranties or covenants under this Agreement in any material respect that would result in any of the conditions to Closing set forth in Section 8.1 or Section 8.3 not being satisfied, and (ii) (A) the Company shall have breached any of its representations, warranties or covenants under this Agreement (other than Section 5.2, Section 5.3 and Section 7.3) (x) such that any of the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied and (y) such breach cannot be cured by the Outside Date, or if capable of being cured, shall not have been cured within thirty (30) days after the Company has received written notice of such breach from Parent stating the Parent’s intention to terminate this Agreement pursuant to this Section 9.1(f) and the basis for such termination (or, if earlier, the Outside Date); or (B) the Company shall have breached any of its obligations under Section 5.2, Section 5.3 or Section 7.3 (x) such that any of the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied and (y) such breach or failure to perform cannot be cured by the Outside Date, or if capable of being cured, shall not have been cured within five (5) days after the Company has received written notice of such breach from Parent (or, if earlier, the Outside Date); or

(i) by Parent, in the event that the Company Board or the Special Committee shall have (i) failed to include the Company Board Recommendation in the Proxy Statement or otherwise effected a Company Board Recommendation Change, or resolved to take any such action; (ii) authorized the Company to enter into an Alternative Acquisition Agreement, or (iii) failed to hold the Company Shareholders Meeting pursuant to Section 7.3.

Section 9.2 Notice of Termination; Effect of Termination. In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article IX, written notice thereof shall be given to the other parties, specifying the provision or provisions hereof pursuant to which such termination shall have been made. In the event of the termination of this Agreement pursuant to Section 9.1, this Agreement shall be of no further force or effect without liability of any party or parties hereto, as applicable (or any director, officer, employee, affiliate, agent or other representative of such party or parties) to the other party or parties hereto, as applicable, except for the terms of Section 7.5, this Section 9.2, Section 9.3 and Article X, each of which shall survive the termination of this Agreement. In addition to the foregoing, no termination of this Agreement shall affect the obligations of the parties hereto set forth in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

Section 9.3 Fees and Expenses.

(a) General. Except as otherwise set forth in this Section 9.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party or parties, as applicable, incurring such expenses whether or not the Merger is consummated.

(b) Company Payments. In the event that (i) this Agreement is terminated by the Company pursuant to Section 9.1(e), (ii) this Agreement is terminated by Parent pursuant to Section 9.1(h) or Section 9.1(i), or (iii) if (A) an Acquisition Proposal shall have been made public (and not withdrawn) after the date hereof and prior to the Company Shareholders Meeting (or prior to the termination of this Agreement if there has been no Company Shareholders Meeting), (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by the Company or Parent pursuant to Section 9.1(b) or Section 9.1(c), and (C) at any time prior to the date that is twelve (12) months after the date of such termination, (x) the Company enters into a definitive agreement providing for an Acquisition Proposal, or (y) an Acquisition Proposal is consummated (in each case of the foregoing clauses (x) and (y), whether or not the Acquisition Proposal was the same Acquisition Proposal referred to in clause (A)); provided, that for purposes of this Section 9.3(b)(iii), all references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”, then the Company shall pay to Parent the Company Termination Fee, (A) prior to such termination in the case of a termination referred to in clause (i), (B) within two (2) Business Days after such termination in the case of clause (ii) or (C) on the date the first of such events shall have occurred in the case of clause (iii), in each case, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent. The parties hereto acknowledge and hereby agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion, whether or not the Company Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.

(c) Parent Payments. In the event that this Agreement is terminated by the Company pursuant to Section 9.1(f) or Section 9.1(g), then in either case, Parent shall pay to the Company the Parent Termination Fee, by wire transfer of immediately available funds to an account or accounts designated in writing by the Company, within two (2) Business Days after such termination. The parties hereto acknowledge and hereby agree that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion, whether or not the Parent Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.

(d) Limitation. Notwithstanding anything to the contrary in this Agreement, (i) the right of the Company and its designees to receive the Parent Termination Fee from Parent pursuant to Section 9.3(c) and/or the Financing and Enforcement Expenses (including in each case, the guarantee thereof pursuant to the Limited Guarantee) shall, subject to Section 10.7(b), be the sole and exclusive remedy of the Company Related Parties against the Parent Related Parties for any loss or damage suffered or incurred arising out of or in connection with this Agreement or the Financing Commitments, any of the transactions contemplated hereby or thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination, and upon payment of such amounts, none of the Parent Related Parties shall have any further liability or obligation arising out of or in connection with this Agreement or the Financing Commitments, any of the transactions contemplated hereby or thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination and (ii) the right of Parent and its designees to receive the Company Termination Fee from the Company pursuant to Section 9.3(b) and/or the reimbursement from the Company of all costs and expenses actually incurred or accrued by Parent in connection with the collection of the Company Termination Fee pursuant to Section 9.3(b) shall, subject to Section 10.7(b), be the sole and exclusive remedy of the Parent Related Parties against the Company Related Parties for any loss or damage suffered or incurred arising out of or in connection with this Agreement or the Financing Commitments, any of the transactions contemplated hereby or thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination, and upon payment of such amount, none of the Company Related Parties shall have any further liability or obligation arising out of or in connection with this Agreement or the Financing Commitments, any of the transactions contemplated hereby or thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination. For the avoidance of doubt, subject to Section 10.7(b), (A) under no circumstances will the Company be entitled to monetary damages in excess of the amount of the Parent Termination Fee, (B) under no circumstances will Parent be entitled to monetary damages in excess of the amount of the Company Termination Fee, (C) while the Company may pursue both a grant of specific performance and the payment of the Parent Termination Fee under Section 9.3(c), under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance and any money damages, including all or any portion of the Parent Termination Fee and (D) while Parent may pursue both a grant of specific performance and the payment of the Company Termination Fee under Section 9.3(b), under no circumstances shall Parent be permitted or entitled to receive both a grant of specific performance and any money damages, including all or any portion of the Company Termination Fee.

(e) In the event that the Company shall fail to pay the Company Termination Fee, or Parent shall fail to pay the Parent Termination Fee, when due and in accordance with the requirements of this Agreement, the Company or Parent, as the case may be, shall reimburse the other party for all costs and expenses actually incurred or accrued by the other party (including, without limitation, fees and expenses of counsel) in connection with the collection under and enforcement of this Section 9.3, together with interest on such unpaid Company Termination Fee or Parent Termination Fee, as the case may be, commencing on the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full, at a rate per annum equal to five percent (5%) plus the prime rate published in The Wall Street Journal in effect on the date such payment was required to be made. Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

(f) Each party acknowledges that (i) the agreements contained in this Section 9.3 are an integral part of the transactions contemplated hereby, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 9.3(b) or Section 9.3(c) are not a penalty but rather constitute liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, and (iii) without the agreements contained in this Section 9.3, the parties would not have entered into this Agreement.

(g) The Company agrees that it will not bring any action, suit or proceeding against any lenders under the Debt Commitment Letter and the Facility Agreement in any way relating to this Agreement or the transactions contemplated hereby in any forum other than the courts of Hong Kong. The lenders under the Debt Commitment Letter and the Facility Agreement shall be third party beneficiaries of Section 9.3(d) and this Section 9.3(g) and no amendment of this Section 9.3(g) shall be effective unless in writing and signed by each party to the Debt Commitment Letter and the Facility Agreement.

Section 9.4 Amendment. Subject to applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company; provided that (a) any such amendment by the Company shall require the approval of the Special Committee and (b) in the event that the Company has received the Shareholder Approval, no amendment shall be made to this Agreement that requires the approval of the Company Shareholders under the Cayman Companies Law without obtaining the Shareholder Approval of such amendment.

Section 9.5 Extension; Waiver. At any time and from time to time prior to the Effective Time, any party or parties hereto may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other party or parties hereto, as applicable, (b) waive any inaccuracies in the representations and warranties made to such party or parties hereto contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party or parties hereto contained herein. Any agreement on the part of a party or parties hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

ARTICLE X

GENERAL PROVISIONS

Section 10.1 Survival of Representations, Warranties and Covenants. The representations, warranties, covenants and agreements of the Company, Parent and Merger Sub contained in this Agreement or in any schedule or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only those covenants and agreements contained in this Article X, the agreements of the Company, Parent and Merger Sub contained in Article II and those covenants that by their terms survive the Effective Time shall so survive the Effective Time in accordance with their respective terms.

Section 10.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (i) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service, or (iii) immediately upon delivery by email, by hand or by facsimile (with a written or electronic confirmation of delivery), in each case to the intended recipient as set forth below:

(a)	if to Parent or Merger Sub to:

Building 16, Dong Qu, 10 Xibeiwang Dong Lu,

Haidian District, Beijing 100193, China

Attention: Tianwen Liu

Facsimile No.: +86 10 5874 9001

with a copy (which shall not constitute notice) to:

Cleary Gottlieb Steen & Hamilton LLP

Twin Towers – West (23Fl)

12 B Jianguomenwai Avenue

Chaoyang District, Beijing 100022, PRC

Attention: Ling Huang

Facsimile: +86 10 5879 3902

E-mail: lhuang@cgsh.com

(b)	if to the Company, to:

Legal Department

Building 16, Dong Qu, 10 Xibeiwang Dong Lu

Haidian District

Beijing 100193, China

Attention: Li Yaming (ymlic@isoftstone.com)

Facsimile No.: +86 10 5874 560

with a copy (which shall not constitute notice) to:

Kirkland & Ellis

26th Floor, Gloucester Tower, The Landmark

15 Queen’s Road Central

Hong Kong

Attention:	David Zhang (david.zhang@kirkland.com)
Jesse Sheley (jesse.sheley@kirkland.com)

Facsimile No.: +852-3761-3301

Section 10.3 Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties; provided, however, that prior to the Effective Time, Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any direct wholly owned Subsidiary of Parent, but no such assignment shall relieve Parent or Merger Sub of its obligations hereunder if such assignee does not perform such obligations. Subject to the preceding sentence, this Agreement shall (a) be binding upon the parties hereto and their respective successors and permitted assigns and (b) inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 10.4 Entire Agreement. This Agreement (including the Company Disclosure Letter, the Parent Disclosure Letter and other exhibits and annexes hereto), the Limited Guarantee, the Financing Commitments (and if applicable, the Alternative Financing Documents) and the other documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein and therein, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; provided that the Confidentiality Agreement shall not be superseded, shall survive any termination of this Agreement and shall continue in full force and effect until the earlier to occur of (a) the Effective Time and (b) the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER PARENT, MERGER SUB OR ANY OF THEIR AFFILIATES, DIRECTORS, OFFICERS, EMPLOYEES OR REPRESENTATIVES, ON THE ONE HAND, NOR THE COMPANY OR ANY OF ITS AFFILIATES, DIRECTORS, OFFICERS, EMPLOYEES OR REPRESENTATIVES, ON THE OTHER HAND, MAKES ANY REPRESENTATIONS OR WARRANTIES TO THE OTHER, AND EACH PARTY HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED (INCLUDING ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE), OR AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MADE (OR MADE AVAILABLE BY) BY ITSELF OR ANY OF ITS REPRESENTATIVES, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

Section 10.5 Third Party Beneficiaries. Except as provided in Section 6.1, Section 9.3 and Section 10.7, Parent and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The parties hereto further agree that the rights of third party beneficiaries under Section 6.1 shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 9.5 without notice or liability to any other Person. In some instances, but subject to Section 7.6, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 10.6 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

Section 10.7 Remedies.

(a) Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

(b) The parties hereto hereby agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the parties hereto acknowledge and hereby agree that in the event of any breach or threatened breach by the Company, on the one hand, or Parent and/or Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches of this Agreement, and to specifically enforce the terms and provisions of this Agreement to prevent breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement. Notwithstanding anything in this Agreement to the contrary, the parties hereby explicitly acknowledge and agree that the Company’s right, prior to the Closing, to seek an injunction, specific performance or other equitable relief to enforce Holdco’s rights to cause the Equity Financing to be funded and to consummate the transactions contemplated hereby, including to effect the Closing as required by Section 2.2, shall be subject to the requirements that (i) all conditions in Section 8.1 and Section 8.2 (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, (ii) the Debt Financing (or, if Alternative Financing is being used in accordance with Section 6.2, the Alternative Financing) has been funded in accordance with the terms thereof or will be funded at the Closing in accordance with the terms thereof if the Equity Financing is funded at the Closing, (iii) Parent and Merger Sub have failed to complete the Closing by the date the Closing is required to have occurred pursuant to Section 2.2, and (iv) the Company has irrevocably confirmed in writing delivered to Parent and Parent’s Debt Financing (or, if applicable, Alternative Financing) sources that if the Financing is funded, it would be ready, willing and able to consummate the Transactions. If, prior to the Outside Date, any party brings any Legal Proceeding to enforce specifically the performance of the terms and provisions hereof by any other party, the Outside Date shall automatically be extended by (x) the amount of time during which such Legal Proceeding is pending, plus twenty (20) Business Days or (y) such other time period established by the court of competent jurisdiction presiding over such Legal Proceeding. The parties hereby agree that Holdco is a third party beneficiary under this Section 10.7.

Section 10.8 Governing Law.

(a) Subject to Section 10.8(b), this Agreement (other than with respect to matters relating to fiduciary duties of the Company Board) and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement (other than with respect to matters relating to fiduciary duties of the Company Board) or the negotiation, execution or performance of this Agreement (other than with respect to matters relating to fiduciary duties of the Company Board) (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be interpreted, construed, performed and enforced in accordance with the Laws of the State of New York without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction.

(b) Article II of this Agreement and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to Article II of this Agreement, the negotiation, execution or performance of Article II of this Agreement, or matters relating to fiduciary duties of the Company Board, shall be interpreted, construed, performed and enforced in accordance with the Laws of the Cayman Islands without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction.

Section 10.9 Consent to Jurisdiction. Subject to the last sentence of this Section 10.9, any dispute, controversy or claim arising out of or relating to this Agreement or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Agreement) (each, a “Dispute”) shall be finally settled by arbitration. The place of arbitration shall be Hong Kong, and the arbitration shall be administered by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the arbitration rules of the HKIAC in force at the date of commencement of the arbitration (the “HKIAC Rules”). The arbitration shall be decided by a tribunal of three (3) arbitrators, whose appointment shall be in accordance with the HKIAC Rules. Arbitration proceedings (including but not limited to any arbitral award rendered) shall be in English. Subject to the agreement of the tribunal, any Dispute(s) which arise subsequent to the commencement of arbitration of any existing Dispute(s), shall be resolved by the tribunal already appointed to hear the existing Dispute(s). The award of the arbitration tribunal shall be final and conclusive and binding upon the parties as from the date rendered. Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets. For the purpose of the enforcement of an award, the parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

Section 10.10 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their respective duly authorized officers to be effective as of the date first above written.

NEW ISOFTSTONE HOLDINGS LIMITED

By:	/s/ Tianwen Liu
Name:	Tianwen Liu
Title:	Director

NEW ISOFTSTONE ACQUISITION LIMITED

By:	/s/ Tianwen Liu
Name:	Tianwen Liu
Title:	Director

ISOFTSTONE HOLDINGS LIMITED

By:	/s/ Tom Manning
Name:	Tom Manning
Title:	Director and Chairman of the Independent Committee

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

PLAN OF MERGER

THIS PLAN OF MERGER is made on [—].

BETWEEN

(1)	New iSoftStone Acquisition Limited, an exempted company incorporated under the laws of the Cayman Islands on [—], with its registered office situate at [—] (“Mergersub”); and

(2)	iSoftStone Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands on September 7, 2005, with its registered office situate at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, Cayman Islands (“Company” or “Surviving Company” and together with Mergersub, the “Constituent Companies”).

WHEREAS

(a)	Mergersub and Company have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an Agreement and Plan of Merger (the “Agreement”) dated as of [—] made among New iSoftStone Holdings Limited, Mergersub and Company, a copy of which is attached as Annex A to this Plan of Merger and under the provisions of Part XVI of the Companies Law (Cap. 22 (Law 3 of 1961, as consolidated and revised) (the “Companies Law”) ”), pursuant to which Mergersub will merge into the Company and cease to exist with the Surviving Company continuing as the surviving company in the Merger.

(b)	Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

(c)	This Plan of Merger is made in accordance with section 233 of the Companies Law.

W I T N E S S E T H:

CONSTITUENT COMPANIES

1.	The constituent companies (as defined in the Companies Law) to the Merger are the Company and Mergersub.

NAME OF THE SURVIVING COMPANY

2.	The surviving company (as defined in the Companies Law) is [COMPANY] which shall continue to be named iSoftStone Holdings Limited.

REGISTERED OFFICE

3.	The registered office of the Surviving Company shall be at [—].

AUTHORISED AND ISSUED SHARE CAPITAL

4.	Immediately prior to the Effective Date the authorized share capital of Mergersub was US$[—] divided into [—] ordinary shares of US$[—] par value per share of which [—] ordinary shares have been issued and fully paid.

5.	Immediately prior to the Effective Date the authorized share capital of [Company] was US$100,000 divided into 1,000,000,000 ordinary shares of US$0.0001 par value per share (the “Company Shares”) of which [—] ordinary shares had been issued and fully paid.

6.	On the Effective Date the authorized share capital of the Surviving Company shall be US$[—] divided into [—] ordinary shares of US$[—] par value per share of which [—] ordinary shares shall be in issue credited as fully paid.

TERMS AND CONDITIONS; SHARE RIGHTS

7.	On the Effective Date, each share of a par value of US$[—] in the capital of Mergersub issued and outstanding immediately prior to the Effective Date shall be converted into one validly issued, fully paid and non-assessable share of par value of US$[—] in the capital of the Surviving Company in accordance with the Agreement.

8.	On the Effective Date[1] and in accordance with the terms and conditions of the Agreement:

(a) [each Company Share that is issued and outstanding immediately prior to the Effective Date (other than Excluded Shares) shall be canceled and cease to exist in exchange for the right to receive the Per Share Merger Consideration;

(b) each Excluded Share that is issued and outstanding immediately prior to the Effective Date (other than Dissenting Shares) shall be cancelled and cease to exist without any conversion thereof or consideration paid therefor; and

(c) each Dissenting Share of persons who have validly exercised and not withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Cayman Companies Law that is issued and outstanding immediately prior to the Effective Date shall be cancelled and cease to exist, in exchange for a payment resulting from the procedure in Section 238 of the Companies Law unless any holders of Dissenting Shares fail to exercise or withdraw their rights under Section 238 of the Companies Law in which event they shall receive the Per Share Merger Consideration.]

9.	On the Effective Date (as defined below), the rights and restrictions attaching to the shares of the Surviving Company shall be as set out in the M&A (as defined below).

EFFECTIVE DATE

10.	The Merger shall take effect on [SPECIFY DATE]/[—] (the “Effective Date”).

PROPERTY

11.	On the Effective Date the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject to, in the same manner as the Constituent Companies, all mortgages, charges, security interests, contracts, obligations, claims, debts and liabilities of each of the Constituent Companies, in accordance with section 236 of the Companies Laws.

MEMORANDUM AND ARTICLES OF ASSOCIATION

12.	On the Effective Date, the Memorandum of Association and Articles of Association of the Surviving Company shall be amended and restated in the form annexed at Annex B hereto (the “M&A”).

DIRECTORS BENEFITS

13.	[There are no amounts or benefits payable to the directors of the Constituent Companies on the Merger becoming effective.]

DIRECTORS OF THE SURVIVING COMPANY

14.	The names and addresses of the directors of the Surviving Company are as follows:

NAME	ADDRESS
[—]	[—]
[—]	[—]
[—]	[—]

SECURED CREDITORS

15.	(a) The Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

(b) The Mergersub has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

[1]	NOTE TO DRAFT: Paragraph 8 should track Sections 2.7(a)(ii) to (iv) of the Agreement.

A-ii

CONSTITUENT COMPANY APPROVALS

16.	This Plan of Merger has been approved by the board of directors of each Constituent Company pursuant to section 233(3) of the Companies Law.

17.	This Plan of Merger has been authorised by the shareholders of each Constituent Company pursuant to section 233(6) of the Companies Law.

TERMINATION

18.	At any time prior to the Effective Date, this Plan of Merger may be terminated or amended in accordance with the terms and conditions of the Agreement.

GOVERNING LAW

19.	This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

Each of the undersigned, being a Director of each of the Constituent Companies, has executed this Plan of Merger, which may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument, on the date indicated alongside the name below.

For and on behalf of New iSoftStone Acquisition Limited:

[Name]

Director

For and on behalf of iSoftStone Holdings Limited:

[Name]

Director

A-iii

ANNEX A

Agreement and Plan of Merger

ANNEX B

Memorandum and Articles of Association of the Surviving Company

C-i